Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

RADIANT LOGISTICS, INC.

(A DELAWARE CORPORATION)

RADIANT TRANSPORTATION SERVICES, INC.

(A DELAWARE CORPORATION)

AND

ON TIME EXPRESS, INC.

(AN ARIZONA CORPORATION)

AND

BART AND KELLY WILSON

THE SHAREHOLDERS

OF

ON TIME EXPRESS, INC.

OCTOBER 1, 2013

TABLE OF CONTENTS

ARTICLE I SALE AND TRANSFER OF SHARES		1

1.1	Sale and Purchase of the Shares	1
1.2	Purchase Price	2
1.3	Election to Fix the Percentage of Tier-1 and Tier-2 Earn-Out Payments due to Shareholders	7
1.4	Purchase Price Adjustments	8
1.5	Objections; Dispute Resolution	10

ARTICLE II CLOSING		11

2.1	Closing Date	11
2.2	Closing Transactions	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS		14

3.1	Organization, Qualification and Status	14
3.2	Corporate Instruments and Records	15
3.3	Capitalization	15
3.4	Ownership of Shares	15
3.5	Subsidiaries	16
3.6	Authority	17
3.7	No Violation	17
3.8	Financial Statements	18
3.9	Absence of Undisclosed and Contingent Liabilities	19
3.10	No Adverse Changes	19
3.11	Guarantees	21
3.12	Tax Matters	21
3.13	Litigation	22
3.14	Real Property	23
3.15	Owned Tangible Personal Property	23
3.16	Condition of Buildings and Tangible Personal Property	23
3.17	Material Contracts	24
3.18	Relationship with Related Persons	25
3.19	Banking Matters	26
3.20	Labor and Employment Matters	26
3.21	Termination of Business Relationships	27
3.22	Customers	27
3.23	Product and Service Warranties	28
3.24	Insurance	28
3.25	Compliance with Laws	28
3.26	Licenses and Permits	28
3.27	Environmental Matters	29
3.28	Intellectual Property Matters	29
3.29	Absence of Certain Business Practices	29
3.30	Investment Intent	30
3.31	Brokers or Finders	31

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		31

4.1	Organization and Qualification	32
4.2	Corporate Instruments and Records	32
4.3	Radiant Shares	32
4.4	Authorization; Valid and Binding Obligation	32
4.5	No Violations	32
4.6	Investment Intent	33
4.7	Brokers or Finders	33
4.8	No Material Adverse Changes	33
4.9	Outstanding Covenants	33

ARTICLE V COVENANTS OF THE PARTIES PENDING CLOSING		34

5.1	Access to Information	34
5.2	Interim Operations	34
5.3	Documents at Closing	36
5.4	Notification of Certain Matters	36
5.5	Satisfaction of Conditions; Cooperation; Further Assurances	36
5.6	Further Mutual Covenants	37
5.7	Exclusive Dealing	37

ARTICLE VI CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER		38

6.1	Accuracy of Representations and Warranties; Company and Shareholders Performance	38
6.2	Deliveries by the Company and the Shareholders	38
6.3	No Material Adverse Change	38
6.4	No Injunction; Consents	38
6.5	Retention of Key Employees	38
6.6	No Indebtedness	38
6.7	Completion of Due Diligence; Sufficiency of Financing Commitments	39
6.8	Third Party Searches	39

ARTICLE VII CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND THE SHAREHOLDERS		39

7.1	Accuracy of Representations and Warranties; Purchaser Performance	39
7.2	Deliveries by Purchaser	39
7.3	No Adverse Change	40
7.4	No Injunction; Consents	40

ARTICLE VIII TERMINATION		40

8.1	Termination Events	40
8.2	Automatic Termination	40
8.3	Effect of Termination	41
8.4	Extension; Waiver	41

ARTICLE IX INDEMNIFICATION; SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND CERTAIN COVENANTS		41

9.1	Indemnification	41

9.2	Baskets, Caps and Other Limits	42
9.3	Expiration of Representations, Warranties and Covenants	43
9.4	Methods of Asserting Claims for Indemnification	43
9.5	Right of Setoff	44
9.6	No Right of Contribution	44

ARTICLE X ADDITIONAL AGREEMENTS OF THE PARTIES		44

10.1	Prohibition on Trading in Radiant Stock	44
10.2	Confidentiality	45
10.3	Non Competition	46
10.4	Non Solicitation	47
10.5	Injunctive Relief	48
10.6	Further Acts and Assurances	48
10.7	Public Announcements	48
10.8	Termination of Shareholder Arrangements	49
10.9	Tax Matters	49
10.10	Resolution of Disputes	50
10.11	Conduct During Earn-Out Periods	52
10.12	Termination of the Company’s 401(k) Plan	52

ARTICLE XI MISCELLANEOUS		53

11.1	Definitions	53
11.2	Cumulative Remedies; Waiver	62
11.3	Notices	62
11.4	Entire Agreement; Assignment	63
11.5	Binding Effect; Benefit	63
11.6	Headings	63
11.7	Counterparts	64
11.8	Governing Law	64
11.9	Severability	64
11.10	Expenses	64
11.11	Amendment and Modification	64
11.12	Shareholders’ Agent	64
11.13	Release and Discharge	66
11.14	Time of Essence	66
11.15	Allocation of Shares Purchase Price	66
11.16	Construction	67

Exhibits
A	Form of Shareholder Employment Agreement
B	Form of Investment Representation Letter

Schedules
1.2(a)	Wire Instructions for Shareholders
3.1	Jurisdictions
3.1(a)	Organizational History
3.1(b)	Fictitious Names
3.2	Articles/Bylaws
3.3	Capitalization
3.5	Subsidiaries
3.7	No Violation
3.8	Financial Statements
3.9	Absence of Undisclosed and Contingent Liabilities
3.10	Permitted Transactions
3.11	Company Guarantees
3.11(b)	Shareholders’ Guarantees
3.12	Tax Returns
3.13	Litigation
3.14	Leases
3.15	Tangible Personal Property
3.17	Material Contracts
3.18	Relationship with Related Persons
3.19	Banking Matters
3.20	Labor and Employment Matters
3.22(a)	Customers
3.22(b)	Material Sales Personnel
3.22(c)	Material Changes to Customers

3.23	Product and Service Warranties
3.24	Insurance Coverage
3.27	Environmental Matters
3.28	Intellectual Property
3.31	Brokers or Finders
10.11(c)	Conduct of Company Business
11.15	Allocation of Shares Purchase Price

v

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”), made and entered into as of October 1, 2013, by and between Radiant Logistics, Inc., a Delaware corporation (“Radiant”), Radiant Transportation Services, Inc., a Delaware corporation (“Purchaser”), On Time Express, Inc., an Arizona corporation (the “Company”), and Bart and Kelly Wilson (collectively, the “Shareholders”), the sole Shareholders of the Company, and Bart Wilson, an individual residing in the State of Arizona, as agent for the Shareholders (the “Shareholders’ Agent”). Unless otherwise specified, defined terms used herein shall have the meanings set forth in Section 11.1 of this Agreement. The Purchaser, the Company, the Shareholders and the Shareholders’ Agent are each referred to individually herein as a “Party,” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Shareholders own beneficially and of record one hundred percent (100%) of the issued and outstanding capital stock of the Company, consisting of 1,000 shares of common stock, no par value (the “Shares”);

WHEREAS, the Shareholders desire to sell, and the Purchaser desires to purchase, all of the Shares for the consideration and on the terms set forth herein; and

WHEREAS, the Shareholders have elected to appoint the Shareholders’ Agent as their sole and exclusive agent, representative and attorney-in-fact under this Agreement before and after the Closing of the transactions contemplated hereby.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

SALE AND TRANSFER OF SHARES

1.1 Sale and Purchase of the Shares.

In reliance upon the representations, warranties, covenants and additional agreements contained in this Agreement, as of the date of the closing of the transactions described in this Agreement (the “Closing”), the Purchaser agrees to purchase the Shares from the Shareholders, and the Shareholders agree to sell, transfer, convey, assign and deliver the Shares to the Purchaser, subject to and on the terms and conditions set forth in this Agreement, such sale, transfer, conveyance, assignment and delivery of the Shares causing the entire right, title and interest in and to the Shares to be transferred beneficially and of record to Purchaser, free and clear of any Encumbrances or Rights of any kind or nature whatsoever; and at such time the Shares will be fully paid and non-assessable. At the Closing, the Shareholders will deliver to the Purchaser certificates evidencing the Shares duly endorsed in blank or with stock powers duly executed by the Shareholders. In consideration thereof, the Purchaser shall pay and deliver to the Shareholders the purchase price for the Shares set forth in and in accordance with Sections 1.2 through 1.4 hereafter.

1.2 Purchase Price.

(a) The aggregate purchase price (the “Purchase Price”) to be paid by the Purchaser shall be an amount equal to:

(1) Twenty million ($20,000,000) (the “Base Purchase Price”), plus

(2) The Tier 2 Earn-Out Payment as defined and discussed in Section 1.2(b)(3) below.

(b) The Purchaser shall pay the Base Purchase Price as follows:

(1) At or after the Closing, the Purchaser shall deliver to the Shareholders:

(i) At the Closing, Seven Million Dollars ($7,000,000) (the “Initial Closing Cash Payment”) by wire transfer of immediately available funds to an account or accounts designated by the Shareholders, subject to adjustment pursuant to
Section 1.4(a);

(ii) Five Hundred Thousand ($500,000) shall be paid by the delivery to the Shareholders of “Radiant Shares,” which for purposes of this Agreement shall mean shares of the common stock, $.001 par value, of Radiant. Radiant Shares will be valued at the Weighted Average Price for the twenty-five (25) Trading Days prior to Closing and delivered to the Shareholders not later than 10 Business Days after the Closing and after delivery by the Shareholders of an Investment Representation letter in substantially the form attached hereto as Exhibit “B”, executed by the Shareholders, together with any and all such other documents, agreements, consents, and approvals governmental or otherwise, as may be reasonably requested by Radiant in connection with compliance with the provisions of the Securities Act or any state securities laws. The Radiant Shares shall be issued as “restricted securities” under Rule 144 of the Securities Act.

(iii) After the Closing, the additional amount of five hundred thousand dollars ($500,000) shall be paid to the Shareholders (the “Subsequent Closing Cash Payment”) in cash in accordance with the terms of, and subject to adjustment pursuant to Section 1.4.

(iv) After Closing, the additional amount of $2,000,000 (the “Deferred Purchase Price Payment”) shall be paid to the Shareholders in four installments over the ensuing 12 month period and each such installment shall accrue interest at the rate of six percent (6%) per annum, simple interest, in accordance with the following schedule:

a. $530,000.00 ninety (90) days after Closing;

b. $522,500.00 one hundred eighty (180) days after Closing;

c. $515,000.00 two hundred seventy (270) days after Closing; and

d. $507,500.00 on the one year anniversary of the Closing.

(2) Tier-1 Earn-Out Payment.

(i) Up to $10,000,000 of the Base Purchase Price shall be payable as earn-out payments, in accordance with and subject to the adjustments set forth in Sections (a) through (e) below, in five (5) installments (collectively, the “Tier-1 Earn-Out Payments” and individually, a “Tier-1 Earn-Out Payment”) covering the four (4) year period following the Closing (each an “Earn-Out Period” and collectively, the “Earn-Out Periods”), as follows:

a. the “2014 Earn-Out Payment” covering the period from the Closing to June 30, 2014 (the “2014 Earn-Out Period”);

b. the “2015 Earn-Out Payment” covering the period from July 1, 2014 to June 30, 2015 (the “2015 Earn-Out Period”);

c. the “2016 Earn-Out Payment” covering the period from July 1, 2015 to June 30, 2016 (the “2016 Earn-Out Period”);

d. the “Initial 2017 Earn-Out Payment” covering the period from July 1, 2016 to June 30, 2017 (the “Initial 2017 Earn-Out Period”); and

e. the “Final 2017 Earn-Out Payment” covering the period from July 1, 2017 to the fourth anniversary of the Closing (the “Final 2017 Earn-Out Period”).

(ii) The total possible amount of Tier-1 Earn-Out Payments to be made to the Shareholders shall be $10,000,000 with (except as set out in Section (vii) below) up to a maximum of $2,500,000 to be payable to the Shareholders for each Earn-Out Period that covers a full twelve-month period, and a pro rata amount thereof (as provided in Section 1.2(b)(2)(v) below) for any Earn-Out Period that covers less than a twelve month period.

(iii) The full amount of each Tier-1 Earn-Out Payment shall be earned based on the Company having achieved an Adjusted EBITDA of $4,000,000 for each respective Earn-Out Period that covers a full twelve month period, and a pro rata amount thereof (as provided in Section 1.2(b)(2)(v) below) for any Earn-Out Period that covers less than a twelve month period (as applicable for each respective Earn-Out Period, the “Base Targeted Amount”). To the extent the actual Adjusted EBITDA of the Company during any Earn-Out Period is less than the Base Targeted Amount for the same period (such deficit referred to as the “Shortfall Amount”), the Tier-1 Earn-Out Payment for that Earn-Out Period shall be equal to the maximum Tier-1 Earn-Out Payment for that Earn-Out Period (as provided in Section 1.2(b)(2)(ii) above), reduced by 125% of the Shortfall Amount.

(iv) The 2014 Earn-Out Payment, 2015 Earn-Out Payment, 2016 Earn-Out Payment, and the Initial 2017 Earn-Out Payment, respectively, shall be payable on November 1 of 2014, 2015, 2016, and 2017, respectively, and the Final 2017 Earn-Out Payment shall be payable on the 90th day after the end of the fiscal quarter of Radiant in which the fourth anniversary of the Closing Date falls (the “Earn-Out Payment Dates”), subject to the dispute resolution provisions of Section 1.5 hereafter.

(v) For purposes of determining the Tier-1 Earn-Out Payment for any Earn-Out Period that covers less than a full twelve month period, (1) the Base Targeted Amount shall be equal to $4,000,000 multiplied by the percentage obtained by dividing the number of days within the relevant period by 365; and (2) the maximum Tier-1 Earn-Out Payment shall be equal to $2,500,000 multiplied by the percentage obtained by dividing the number of days within the relevant period by 365.

(vi) In order to protect the Shareholders from temporary fluctuations in the Adjusted EBITDA in any Earn-Out Period, a period-to-period analysis shall be made so that the difference between the full amount of the maximum potential Tier-1 Earn-Out Payment and the actual Tier-1 Earn-Out Payment paid as a result of incurring a Shortfall Amount can be recovered in a subsequent Earn-Out Period in the manner determined as follows. On each Earn-Out Payment Date, in addition to any Tier-1 Earn-Out Payment then due for the applicable Earn-Out Period as determined under Section 1.2(b)(2)(iii), the Purchaser shall be required to pay to the Shareholders the difference between (1) the amount the Shareholders would have been entitled to receive in Tier-1 Earn-Out Payments if the excess (if any) of the Adjusted EBITDA for each completed Earn-Out Period over the Base Targeted Amount for each applicable Earn-Out Period (the “Overage”) were added to the Adjusted EBITDA for each completed Earn-Out Period for which there has been a Shortfall Amount to the extent (but only to the extent) necessary to eliminate such Shortfall Amount, minus (2) the total amount of Tier-1 Earn-Out Payments the Shareholders has received for all completed Earn-Out Periods and any payments made pursuant to this subparagraph (vi). For clarity, the Overage will be spread over the completed Earn-Out Periods for which there has been a Shortfall Amount in such a way as to eliminate as completely as possible all Shortfall Amounts, provided that any particular portion of the Overage that is applied to the Shortfall Amount for a particular Earn-Out Period shall not be applied to the Shortfall Amount for any other Earn-Out Period.

(vii) The Purchaser may elect, at its sole discretion, to satisfy up to twenty five (25%) percent of each Tier-1 Earn-Out Payment through the issuance of Radiant Shares. The Radiant Shares to be issued in connection with the Tier-1 Earn-Out Payment will be valued at the Weighted Average Price for the period consisting of the twenty-five (25) Trading Days commencing (30) Trading Days prior to the applicable Earn-Out Payment Date (the “Tier-1 Measurement Period”) and the number of Radiant Shares to be issued will be equal to the dollar amount of the Tier-1 Earn-Out Payment to be made in Radiant Shares divided by such Weighted Average Price for the Tier-1 Measurement Period. Shareholders shall deliver an Investment Representation letter in substantially the form attached hereto as Exhibit “B”, executed by the Shareholders, together with any and all such other documents, agreements, consents, and approvals governmental or otherwise, as may be reasonably requested by Radiant in connection with compliance with the provisions of the Securities Act or any state securities laws. These shares shall be issued as “restricted securities” under Rule 144 of the Securities Act.

(3) Tier-2 Earn-Out Payment.

(i) In addition to the Tier-1 Earn-Out Payment, the Purchaser shall pay to the Shareholders on November 1, 2018 (the “Tier-2 Earn-Out Payment Date”), an amount calculated as an amount equal to fifty (50%) percent of the amount, if any, by which the cumulative Adjusted EBITDA of all of the Earn-Out Periods exceeds the Base Targeted Amount (the “Tier-2 Earn-Out Payment” and together with the Tier-1 Earn-Out Payments, the “Earn-Out Payments”); provided, further, that in the Purchaser’s sole discretion, the Purchaser may elect to satisfy up to fifty percent (50%) percent of the Tier-2 Earn-Out Payment through the issuance of Radiant Shares. Until the Tier-2 Earn-Out Payment Date, Radiant shall provide the Shareholders with all information and data reasonably necessary to assist the Shareholders in the determination of the Tier-2 Earn-Out Payment. The Radiant Shares to be issued in connection with the Tier-2 Earn-Out Payment will be valued at the Weighted Average Price for the period consisting of the twenty-five (25) Trading Days commencing (30) Trading Days prior to the applicable Earn-Out Payment Date (the “Tier-2 Measurement Period”) and the number of Radiant Shares to be issued will be equal to the dollar amount of the Tier-2 Earn-Out Payment to be made in Radiant Shares divided by such Weighted Average Price for the Tier-2 Measurement Period. The Shareholders shall deliver an Investment Representation letter in substantially the form attached hereto as Exhibit “B”, executed by the Shareholders, together with any and all such other documents, agreements, consents, and approvals governmental or otherwise, as may be reasonably requested by Radiant in connection with compliance with the provisions of the Securities Act or any state securities laws. These shares shall be issued as “restricted securities” under Rule 144 of the Securities Act.

(4) For the purposes of this Agreement, each Tier-1 and Tier 2 Earn-Out Payment shall be measured based upon the Adjusted EBITDA of the Company for the Earn-Out Period in question, as shall be determined under GAAP, and as derived, with respect to each of the first four (4) Earn-Out Periods, from the audited annual consolidated financial statements of Radiant for each respective year-ending June 30th; and with respect to the Final 2017 Earn-Out Period, as measured and derived from the unaudited interim financial statements of Radiant covering such period.

(5) Purchaser and Shareholders agree that post-Closing the Company shall have the right to offer transportation services through its dedicated line-haul network to Radiant’s company-owned and independent agent stations and any economic benefit or loss from such services shall be included in the determination of the Company’s financial performance towards Tier-1 and Tier 2 earn-out opportunities. For avoidance of doubt, the parties also agree that the Company will be able to continue to provide truck brokerage services to its direct customer relationships, but will not be guaranteed the opportunity to offer truck brokerage services to Radiant’s company-owned and independent agent stations.

(6) If during any Earn-Out Period, Radiant makes one or more subsequent acquisitions of assets, stock, customers and/or a separate business unit (each, a “Tuck-In Acquisition “), Radiant reserves the right to combine the business of the Tuck-In Acquisition with the Company into one financial reporting unit (the “Combined Business”); provided, however, that Radiant shall make commercially reasonable efforts to segregate the financial performance and operations of the Company after each Tuck-In Acquisition so as to be able to separately determine the Adjusted EBITDA of the Company Business as if such Tuck-In Acquisition had not occurred as described herein. Upon and following any such Tuck-In Acquisition, Adjusted EBITDA of the Company shall be determined for any Earn-Out Period by allocating costs of operations of the Combined Business by the relative Adjusted Gross Profit Contributions of the Company before giving effect to such Tuck-In Acquisition and the business of the Tuck-In Acquisition before giving effect to the combination with the Company, as follows:

(i) The Adjusted Gross Profit Contribution attributed to the Company will include (A) 100% of the Adjusted Gross Profit Contribution of the customers historically serviced by the Company Business prior any such Tuck-In Acquisition; plus (B) a proportionate share of any Adjusted Gross Profit Contributions from newly acquired customers secured by the operations of the Combined Business. For purposes of this paragraph, the proportionate share of Adjusted Gross Profit Contribution for newly acquired customers secured by the operations of the Combined Business (not previously serviced by the Company Business or Tuck-In Acquisition as of the date of such Tuck-In Acquisition), will be calculated as the Adjusted Gross Profit Contribution of the legacy customers of the Company Business during the Earn-Out Period divided by the total Adjusted Gross Profit Contribution of the legacy customers of the operations of the Combined Business; and

(ii) For the purpose of determining Adjusted EBITDA, the Company will be allocated its proportionate share of all costs not otherwise included in the determination of Adjusted Gross Profit Contribution above and calculated as the total Adjusted Gross Profit Contribution attributed to the Company divided by the total of all Adjusted Gross Profit Contributions generated during the Earn-Out Period.

(iii) For purposes of this section, Adjusted Gross Profit Contribution is defined as gross transportation revenue less cost of (1) purchased transportation, (2) insurance premiums, (3) marketing settlements, (4) bad debt expenses, and (E) management service fees (as the same are permitted in the determination of Adjusted EBITDA, but not counted more than once). Further, for purposes of this paragraph, bad debt expense will be calculated as 100% of any accounts receivable aged beyond 90 days of invoice date. Any amounts deducted as bad debt expense that are later paid shall result in an increase to Adjusted Gross Profit Contribution for the Earn-Out Period in which such payments were made.

(7) Purchaser and Shareholders have agreed to defer (1) any Deferred Purchase Price Payment, (2) any Tier-1 or Tier-2 Earn-Out Payment that would otherwise have been due hereunder if an event of default has occurred under Purchaser’s “Senior Debt” (as hereunder defined), and (3) any portion of any Tier-1 or Tier-2 Earn-Out Payment to the extent that the payment of such Tier-1 or Tier-2 Earn-Out Payment would result in an event of default having occurred, under any of the Purchaser’s credit agreements with its lenders, including, without limitation, Bank of America, N.A., Caltius Partners IV, LP, Caltius Partners Executive IV, LP and their respective assignees, in effect from time to time (the “Senior Debt”). Any such Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payments deferred will continue to be accrued on the financial books and records of the Purchaser and shall be paid on the earlier of (i) the applicable Termination Date (as defined below) or (ii) 5 days after the cure or written waiver of any such default or event of default. If Shareholders receive any Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payment in violation of this Section, Shareholders shall hold such Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payment in trust for Purchaser and promptly return such payment to Purchaser. The term “Termination Date” shall mean the earliest to occur of: (1) the passage of 360 days from the delivery of a written notice of default by a lender to the Purchaser with respect to any portion of the Senior Debt, (2) acceleration of the maturity date of any portion of the Senior Debt, (3) the occurrence of any voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation or dissolution with respect to the Purchaser and (4) any merger, sale or change of control of the Purchaser. Notwithstanding anything else in this Agreement, to the extent receipt of cash in respect of a Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payment is not permitted under the Purchaser’s credit agreements but receipt of Radiant Shares in respect of such Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payment is permitted, the Shareholders shall have the option to take all or any portion of such Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payment in Radiant Shares. To exercise this option, the Shareholders must give written notice to the Purchaser within 15 days after the Shareholders receive written notice from the Purchaser that the Purchaser is not permitted to make the full Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payment in cash. Notwithstanding anything else herein, the Radiant Shares to be issued in connection with the Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payment will be valued at the greater of (x) the price at which the Radiant Shares were issued pursuant to Section 1.2(b)(i)(ii) or (y) the Weighted Average Price for Radiant Shares for the twenty five (25) Trading Days prior to the date of the Shareholders exercise of the option described herein. The number of Radiant Shares to be issued will be equal to the dollar amount of the Deferred Purchase Price Payment, Tier-1 or Tier-2 Earn-Out Payment to be made in Radiant Shares divided by the price determined pursuant to the immediately preceding sentence. Shareholders shall deliver an Investment Representation letter in substantially the form attached hereto as Exhibit “B”, executed by the Shareholders, together with any and all such other documents, agreements, consents, and approvals governmental or otherwise, as may be reasonably requested by Radiant in connection with compliance with the provisions of the Securities Act or any state securities laws. These shares shall be issued as “restricted securities” under Rule 144 of the Securities Act.

1.3 Election to Fix the Percentage of Tier-1 and Tier-2 Earn-Out Payments due to Shareholders.

(a) Purchaser shall provide written notice to the Shareholders and Shareholders’ Agent that a Corporate Transaction has occurred, within forty-five after closing a Corporate Transaction (the “Corporate Transaction Notice”). Contained in the Corporate Transaction Notice will be Purchaser’s calculation of a “Fixed Earn-Out Percentage,” which shall be calculated as a fraction, the numerator of which is: (A) the cumulative Adjusted EBITDA of the Company from the Closing through the most recent fiscal quarter ended immediately prior to the Corporate Transaction (such period, the “Cumulative Earn-Out Measurement Period”), and the denominator of which is (B) the cumulative Base Targeted Amount also for the Cumulative Earn-Out Measurement Period, which for this purpose shall be determined as $4 million for each 365 day period, and that portion of $4 million on a pro-rated basis for any balance of the Cumulative Earn-Out Measurement Period of less than 365 days.

(b) Provided the Shareholders so elect as provided in subsection 1.3(e) below, during all Tier-1 Earn-Out Periods following the closing of a Corporate Transaction, the Fixed Earn-Out Percentage shall become a fixed, non-variable percentage that would be applied against the maximum Tier-1 Earn-Out Payment otherwise due to be paid to the Shareholders during every Tier-1 Earn-Out Period, in lieu of and in replacement of the manner and amount of payment of the Tier-1 Earn-Out Payments otherwise determined in Sections 1.2(b)(2) hereof.

(c) If and to the extent the Fixed Earn-out Percentage exceeds 100% (i.e. exceeds a multiple of 1.0), a Tier-2 Earn-out Payment will be calculated as: (the Fixed Earn-out Percentage multiplied by $4,000,000, multiplied by 4), less $16,000,000, then divided by 50% (e.g. 125% x $4,000,000 x 4 = $20,000,000—$16,000,000 = $4,000,000 x 50% = $2.0 million).

(d) Provided the Shareholders so elect as provided in subsection 1.3(e) below, during all Tier-1 Earn-Out Periods following the closing of a Corporate Transaction, the Fixed Earn-Out Percentage shall become a fixed, non-variable percentage that would be applied to determine the maximum Tier-2 Earn-Out Payment otherwise due to be paid to the Shareholders, in lieu of and in replacement of the manner and amount of payment of the Tier-2 Earn-Out Payments otherwise determined in Sections 1.2(b)(3) hereof.

(e) The Shareholders shall have a period of ten (10) days from the date of the Corporate Transaction Notice in which to notify the Purchaser in writing that they agree to adopt the Fixed Earn-Out Percentage as a fixed non-variable percentage that would be applied against the maximum Tier-1 and Tier-2 Earn-Out Payment otherwise due to be paid to the Shareholders following the closing of any Corporate Transaction under this Agreement, and in lieu of and in replacement of the manner and amount of payment of the Tier-1 and Tier-2 Earn-Out Payments otherwise determined in Sections 1.2(b)(2) and 1.2(b)(3) hereof. In the absence of timely receipt of the Shareholder notice provided above, the terms of this Section 1.3 shall become null and void and the terms of sections 1.2(b)(2) and 1.2(b)(3) shall continue to apply without modification.

(f) Purchaser agrees that it will make appropriate provisions to ensure that the terms this Agreement, as it pertains to the future obligation to make any Earn-Out Payments to the Shareholders shall become binding obligations of any successor entity of Company, and prior to the closing of any Corporate Transaction, Purchaser shall provide the Shareholders with written evidence of the same.

1.4 Purchase Price Adjustments

(a) The Base Purchase Price has been agreed to by the Parties on the assumption that as of the Closing Date the Company shall have no Bank Indebtedness. To the extent that as of the Closing Date, the Company shall have outstanding Bank Indebtedness, the cash portion of the Initial Cash Closing Payment payable at Closing shall be reduced by the amount of such Bank Indebtedness.

(b) Promptly following the Closing Date (but in any event within ninety (90) days after the Closing Date), the Purchaser shall prepare and deliver to the Shareholders a pro-forma balance sheet of the Company as of the Closing Date, prepared in accordance with GAAP, applied in accordance with the past practices of the Company (the “Closing Balance Sheet”). The Closing Balance Sheet shall include an identification of the Working Capital of the Company as of the Closing Date.

(c) Subject to Section 1.4(d) below, in the event that the Working Capital set forth in the Closing Balance Sheet is less than $750,000 (the “Minimum Working Capital Amount”) (such deficiency hereafter referred to as the “Deficit Working Capital Amount”), the Purchaser shall deduct and set-off against the Subsequent Closing Cash Payment due to the Shareholders an amount equal to the Deficit Working Capital Amount and shall pay such net amount to Shareholders in immediately available funds within ten (10) Business Days after the end of the Response Period or, in the event the Shareholders have delivered to the Purchaser a timely Objection Notice under Section 1.5, within ten (10) Business Days after the final determination of the Independent Accountants pursuant to Section 1.5(d).

(d) In the event that the Deficit Working Capital Amount exceeds the Subsequent Closing Cash Payment, no Subsequent Closing Cash Payment shall be due to the Shareholders, and the full amount of such excess shall be paid by Shareholders to Purchaser in immediately available funds within ten (10) Business Days after the end of the Response Period or, in the event the Shareholders have delivered to the Purchaser a timely Objection Notice under Section 1.5, within ten (10) Business Days after the final determination of the Independent Accountants pursuant to Section 1.5(d).

(e) In the event that the Company’s Working Capital set forth in the Closing Balance Sheet is greater than the Minimum Working Capital Amount (such excess hereafter referred to as the “Excess Working Capital Amount”), the Subsequent Closing Cash Payment shall be equal to the sum of the Subsequent Closing Cash Payment and the Excess Working Capital Amount and shall be paid by Purchaser to Shareholders in immediately available funds within ten (10) Business Days of the Response Period or, in the event the Shareholders have delivered to the Purchaser a timely Objection Notice under Section 1.5, within five (10) Business Days after the final determination of the Independent Accountants pursuant to Section 1.5(d).

(f) On or about the first anniversary date of the Closing Date, the Purchaser shall cause to be prepared and delivered to the Shareholder a reconciliation of the actual accounts receivables collected and payables disbursed to those included in the calculation of Working Capital as of the Closing Date Balance Sheet. If the actual Working Capital converting to cash was more than originally estimated, Purchaser shall remit to Shareholder such excess in immediately available funds within ten (10) business days after such determination. If the actual Working Capital converting to cash was less than originally estimated, Shareholder shall remit to Purchaser such shortfall in immediately available funds within ten (10) business days after such determination.

(g) If a claim is settled (by contract, arbitration, mediation, adjudication, or other means) on behalf of the Company relating to the bankruptcy or reorganization of a customer’s payment(s) occurring prior to the Closing Date, Shareholders shall remit to Purchaser any amount paid by Purchaser to settle such claim, including legal fees associated with such settlement.

(h) The Closing Date Balance Sheet shall be derived from the balance sheet of the Company as of the close of business on the Closing Date in accordance with GAAP.

1.5 Objections; Dispute Resolution.

(a) On or before each Tier-1 and Tier-2 Earn-Out Payment Date, or delivery of the Closing Balance Sheet under Section 1.4, as the case may be, the Purchaser shall prepare and deliver to the Shareholders, along with the Tier-1 or Tier-2 Earn-Out Payment, or the Subsequent Closing Cash Payment, as the case may be, a certificate, along with all supporting data reasonable necessary to validate the amount and the calculation of the earn-out payments (collectively, the “Earn-Out Certificate”) signed by a senior executive of the Purchaser setting forth the amount and method of calculating the amounts paid.

(b) If the Shareholders conclude that any matter reported in an Earn-Out Certificate is not accurate, the Shareholders shall, within thirty (30) days after their receipt of such certificate (the “Response Period”), deliver to the Purchaser a written statement (the “Objection Notice”) setting forth in reasonable detail the nature of the objections to each of any discrepancies believed to exist. If no Objection Notice is given within the Response Period for a particular Earn Out Certificate, then the calculations set forth in such Earn-Out Certificate shall be controlling for all purposes of this Agreement.

(c) If an Objection Notice is timely given within the Response Period, the Purchaser and the Shareholders shall use good faith efforts to jointly resolve any objections and discrepancies set forth in such Objection Notice within thirty (30) days of the receipt by the Purchaser of such Objection Notice, which resolution, if achieved, shall be fully and completely binding upon all Parties to this Agreement and not subject to further review, appeal, or dispute.

(d) If the Purchaser and the Shareholders are unable to resolve the objections and discrepancies set forth in such Objection Notice to their mutual satisfaction within such thirty (30) day period, then the matter shall be submitted to an accounting firm, mutually acceptable to the Purchaser and the Shareholders, that has no ongoing relationship to any of the parties (the “Independent Accountants”). In submitting such matter to the Independent Accountants, the Purchaser, and the Shareholders shall concurrently deliver, at their own expense, to the Independent Accountants and the other Party such documents and information as the Independent Accountants may request. Each Party may also deliver to the Independent Accountants such other information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently delivered to the other Party. Neither Party shall have or conduct any communication, either written or oral, with the Independent Accountants without the other Party either being present or receiving a concurrent copy of any written communication. The Independent Accountants may conduct a conference concerning the objections and disagreements between the Purchaser and the Shareholders, at which conference each Party shall have the right to (i) present its documents, materials and other evidence (previously provided to the Independent Accountants and the other Party), and (ii) have present its or their advisors, accountants and/or counsel. The Independent Accountants shall promptly (but not to exceed seventy-five (75) days from the date of engagement of the Independent Accountants) render a decision, acting as an expert and not an arbitrator, on the issues presented, and such decision shall be final and binding on all of the Parties to this Agreement. In the event the Independent Accountants require a payment to be made by one Party to the other Party, such payment shall be due and payable within thirty (30) days from the date the decision is rendered. If requested, each of the Parties shall indemnify and hold harmless the Independent Accountants, and to execute whatever documents or agreements are necessary to effectuate the foregoing.

(e) The Shareholders, on the one hand, and Purchaser, on the other hand, shall each pay 50% of all costs, fees and expenses to engage the Independent Accountants.

(f) In connection with its review of all matters arising under the Earn-Out Certificate or the Closing Balance Sheet, the Purchaser shall provide the Shareholders and their representatives complete access to the books, records, personnel and facilities of or pertaining to the Company.

ARTICLE II

CLOSING

2.1 Closing Date.

The Closing of the purchase and sale of the Shares shall take place at the offices of the Company, as soon as practicable after the conditions to the Closing set forth in Articles VI and VII have been satisfied. The date of the Closing is hereinafter referred to as the “Closing Date.” Subject to the provisions of Article VIII, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.1 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

2.2 Closing Transactions.

At the Closing, the following transactions shall occur, all of such transactions being deemed to occur simultaneously:

(a) The Shareholders shall deliver or cause to be delivered to the Purchaser, or if specified to such other person, the following:

(1) Certificates representing all of the Shares duly endorsed by the Shareholders in blank or accompanied by assignments separate from certificate duly endorsed in blank, and such other duly executed transfer documents as are required to perfect the transfer;

(2) A certificate of the Shareholders to the effect that: (A) all representations and warranties made by the Shareholders under this Agreement are true and correct in all material respects as of the Closing Date, as though originally given to Purchaser on the Closing Date; (B) the Company and the Shareholders have performed all obligations required to be performed by them under this Agreement prior the Closing Date; (C) there is no outstanding Bank Indebtedness as of the Closing Date; (D) the Closing Date Working Capital of the Company exceeds the Minimum Closing Date Working Capital; and (E) the conditions precedent identified in Article VI have been satisfied or waived in writing;

(3) The employment agreement by and between the Company and Bart Wilson (the “Shareholder Employment Agreement”), in a as set forth on Exhibit “A” executed by Bart Wilson;

(4) Such other written employment arrangements deemed acceptable to Purchaser covering the continued employment of Key Employees of the Company;

(5) A certificate of good standing from the office of the Arizona Secretary of State dated within fifteen (15) days of the Closing Date to the effect that the Company is in good standing under the laws of such state;

(6) A certificate of good standing from the office of the Georgia Secretary of State dated within fifteen (15) days of the Closing Date to the effect that the Company is registered to do business in the state of Georgia;

(7) All Shareholders’ Schedules and attachments and items referred to therein;

(8) All approvals, consents, permits and waivers of Governmental Authorities and any other Person necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including any regulatory and other approvals required by the change of control associated with this transaction, including, without limitation, the Transportation Safety Administration, and all licenses or permits that require notification regarding the change of control associated with this transaction; and no such approval, consent, permit or waiver of any Governmental Authority or such other third party shall contain any term or condition that Purchaser in its reasonable discretion determines to be unduly burdensome;

(9) An incumbency certificate signed by the President of the Company dated at or about the Closing Date;

(10) Copies of the Company’s articles of incorporation and bylaws certified by the Secretary of the Company dated at or about the Closing Date;

(11) The resignation of each officer and director of the Company in form and substance satisfactory to Purchaser;

(12) Termination agreements in form and substance satisfactory to the Purchaser terminating any and all agreements between the Shareholders and the Company;

(13) Termination agreements in form and substance satisfactory to the Purchaser terminating any phantom or shadow share or profit sharing program or agreement, including without limitation termination (a) the Company’s Master Phantom Share Agreement, and (b) any phantom share agreements with any Company employees and third parties;

(14) Termination agreement in form and substance satisfactory to the Purchaser terminating the Consulting Agreement with Jay Poe;

(15) Fully-executed commercial lease in form and substance satisfactory to the Purchaser for lease of the real property and improvements located at 3409 High Prairie Road, Grand Prairie, Texas 75050;

(16) Fully-executed commercial lease in form and substance satisfactory to the Purchaser for lease of the real property and improvements located at 733 W. 22nd Street, Tempe, Arizona 85282;

(17) An opinion of the Shareholders’ counsel, in form and substance satisfactory to the Purchaser; and

(18) Such other documents, agreements, consents, and approvals governmental or otherwise, as are required under this Agreement or as may be reasonably requested by the Purchaser in connection with compliance with the provisions hereunder and consummation of the transactions contemplated herein.

(b) Purchaser will deliver or cause to be delivered to the Shareholders the following:

(1) The Initial Closing Cash Payment required to be paid at the Closing under Section 1.2(b)(1)(i) by wire transfer of immediately available funds to the bank accounts designated by the Shareholders;

(2) The Radiant Shares required to be paid at the Closing under Section 1.2(b)(1)(ii);

(3) Certificates of the Purchaser’s Chief Executive Officer to the effect that: (i) all representations and warranties of the Purchaser under this Agreement are true and correct in all material respects as of the Closing Date, as though originally given to the Shareholders on the Closing Date; and (ii) the Purchaser has performed all required obligations to be performed by it under this Agreement prior the Closing Date;

(4) A certificate of good standing of the Secretary of the State of Delaware dated within fifteen (15) days of the Closing Date, to the effect that Purchaser is in good standing under the laws of the state of Delaware;

(5) Certified resolutions of the Purchaser’s board of directors, dated at or about the Closing Date, authorizing the transactions contemplated under this Agreement;

(6) An incumbency certificate signed by all of the officers of the Purchaser, dated at or about the Closing Date;

(7) The Shareholder Employment Agreement executed by the Company;

(8) All consents, authorizations, orders or approvals required in order to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder; and

(9) Such additional documents, agreements, consents, and approvals governmental or otherwise, as are required under this Agreement or as may be reasonably requested by the Shareholders in connection with compliance with the provisions hereunder and consummation of the transactions contemplated herein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE

SHAREHOLDERS

As a material inducement to Purchaser to execute this Agreement and the Ancillary Agreements and consummate the transactions contemplated hereby and thereby, the Shareholders, jointly and severally, the Company, and the Company, jointly and severally with the Shareholders, hereby represent to the Purchaser that each of the following representations and warranties are true and correct as of the Closing Date, except as otherwise set forth in written disclosure schedules (the “Shareholders’ Schedules”) delivered to Purchaser pursuant to this Article III, a copy of which is attached to this Agreement. The Shareholders’ Schedules are numbered to correspond to the various sections of this Article III setting forth certain exceptions to the representations and warranties contained in this Article III and certain other information required by this Agreement; provided, however, that any information disclosed in any section of the Shareholders’ Schedules shall be deemed to be disclosed and incorporated in any other part of the Shareholders’ Schedules, and shall modify and except the representations and warranties applicable thereto, where such incorporation is reasonable under the circumstances.

3.1 Organization, Qualification and Status.

(a) The Company is duly incorporated and organized, validly existing and authorized under the laws of the State of Arizona. The Company has full corporate power and authority to own, lease and use its properties and to carry on the Company Business as presently conducted. The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each of the jurisdictions in which the nature of the Company Business or the character of the properties and assets which it owns or leases makes such qualification or licensing necessary. Each jurisdiction in which the Company is qualified or licensed to do business as a foreign corporation is set forth on Schedule 3.1, except where such failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not and would not have a Material Adverse Effect on the Company. The Purchaser acknowledges that (i) the Shareholders delivered to the Purchaser a summary of the organizational history of the Company, attached hereto on Schedule 3.1(a) and (ii) there has been restructuring/merger of entities as disclosed on Schedule 3.1(a); provided however that such acknowledgement and disclosures shall not act as a waiver or release of Shareholders’ obligations to provide the representations, warranties or schedules otherwise required to be disclosed or addressed under this Article III; nor shall such acknowledgment and disclosures be construed as a waiver of any rights or remedies that Purchaser has under this Agreement or would have under this Agreement had such information not been disclosed to Purchaser.

(b) The Company has not, during the six (6) year period immediately preceding the date hereof, changed its name, been the surviving entity of a merger, consolidation or other reorganization, or acquired all or substantially all of the assets of any Person. Section 3.1(b) of the Shareholders’ Schedules sets forth all fictitious names under which the Company or such predecessors have conducted business.

3.2 Corporate Instruments and Records.

The copies of the articles of incorporation and bylaws of the Company, attached hereto at Schedule 3.2, certified by the Secretary of the Company and heretofore furnished to Purchaser, are true, correct and complete and each include all amendments to the date hereof. The minute books of the Company, as made available to the Purchaser, contain a true, complete and correct record of all corporate action taken on or prior to the date hereof at the meetings of its shareholders and directors and committees thereof. The stock certificate books and ledgers of the Company, as made available to the Purchaser for inspection, are true, correct and complete, and accurately reflect, at the date hereof, the ownership of the outstanding capital stock of the Company by the Shareholders.

3.3 Capitalization.

The authorized capital stock of the Company consists of 100,000 shares of common stock, no par value, of which 1,000 shares are issued and outstanding and constitute the Shares. All of the Shares are held beneficially and of record by the Shareholders, and no shares are held in the treasury of the Company. All of the Shares are validly issued, fully paid and non-assessable and entitled to vote at Shareholders meetings, and none of the Shares has been issued in violation of any preemptive rights of shareholders or transferred in violation of any transfer restrictions relating thereto. None of the Shares is subject to any preemptive or other right created by statute, the Company’s articles of incorporation or bylaws, by contract, or otherwise. Except as provided on Schedule 3.3, there are no authorized or outstanding options, warrants, convertible securities, subscription rights, puts, calls, unsatisfied preemptive rights or other rights of any nature to purchase or otherwise receive, or to require the Company to purchase, redeem or acquire, any shares of the capital stock or other securities of the Company and there is no outstanding security of any kind convertible into such capital stock. None of the shares of capital stock or other securities of the Company was issued in violation of the Securities Act, state securities laws, or any other legal requirement.

3.4 Ownership of Shares.

The Shareholders own and hold, beneficially and of record, the entire right, title, and interest in and to the Shares, free and clear of all Rights and Encumbrances. The Shareholders have full power and authority to vote the Shares owned by them and to approve the transactions contemplated by this Agreement. The Shareholders have the full power and authority to vote, transfer and dispose of the Shares, free and clear of any Right or Encumbrance other than restrictions under the Securities Act and applicable state securities laws. At the Closing, the Purchaser will acquire good title to the Shares, free and clear of all Rights and Encumbrances. Other than the transactions contemplated by this Agreement, there is no outstanding vote, plan, pending proposal, or other right of any Person to acquire, or to cause the redemption of, the Shares or to effect the merger or consolidation of the Company with or into any other Person.

3.5 Subsidiaries.

(a) Schedule 3.5 attached hereto sets forth:

(1) The name and percentage ownership by the Company of each corporation, partnership, joint venture or other entity in which the Company has, directly or indirectly, an equity interest representing fifty percent (50%) or more of the capital stock thereof or other equity interests therein (individually, a “Subsidiary” and, collectively, the “Subsidiaries”);

(2) The name and percentage ownership of each corporation, partnership, joint venture or other entity in which the Shareholders have, directly or indirectly, an equity interest representing fifty percent (50%) or more of the capital stock thereof or other equity interests therein (individually, an “Affiliated Entity” and collectively, the “Affiliated Entities”), that has or at any time in the past five (5) years has had a relationship with the Company or any of the Subsidiaries;

(3) The jurisdiction of incorporation, capitalization and ownership of each Subsidiary and Affiliated Entity;

(4) The names and the officers and directors of each Subsidiary and Affiliated Entity; and

(5) The jurisdictions in which each Subsidiary and Affiliated Entity is qualified or holds licenses to do business as a foreign corporation.

(b) Except as set forth on Schedule 3.5, the Company owns of record and beneficially all of the outstanding shares of capital stock of each of the Subsidiaries free and clear of all Encumbrances.

(c) Except as set forth on Schedule 3.5, each of the Subsidiaries and Affiliated Entities is a corporation or other entity duly organized and validly existing and in good standing under the laws of the state of its incorporation and has all requisite power and authority to own its properties and carry on its business as now being conducted. Each of the Subsidiaries and Affiliated Entities is duly qualified to do business and in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification. Certified copies of the charter, bylaws and other governing instruments of the Subsidiaries and Affiliated Entities, each as amended to date, have been previously delivered to the Purchaser, are complete and correct, and no amendments have been made thereto or have been authorized since the date of such delivery. The Company does not own any capital stock of or other equity interest in any corporation, partnership or other entity, other than the Subsidiaries. The shares of capital stock of each Subsidiary as set forth on Schedule 3.5 have been duly and validly issued and are fully paid and non-assessable.

(d) Except as set forth on Schedule 3.5, none of the Subsidiaries holds shares of its capital stock in its treasury, and there are not, and on the Closing Date there will not be, outstanding any (i) options, warrants or other rights with respect to the capital stock of any of the Subsidiaries, (ii) any securities convertible into or exchangeable for shares of such stock, or (iii) any other commitments of any kind for the issuance of additional shares of capital stock or options, warrants or other securities of any of them.

3.6 Authority.

The Shareholders have the full capacity, power and authority to enter into this Agreement and the Ancillary Agreements to which the Shareholders are parties and to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and hereof. This Agreement and the Ancillary Agreements to which the Shareholders are Parties has been duly authorized, executed and delivered by the Shareholders and are the legal, valid and binding obligations of the Shareholders, enforceable against the Shareholders in accordance with its terms. No notices to, declaration, filing or registration with, approvals or consents of, or assignments by, any Persons (including Governmental Authorities) are necessary to be made or obtained by the Company or the Shareholders in connection with the execution, delivery or performance by the Company or the Shareholders of this Agreement.

3.7 No Violation.

(a) The Company is not in default under or in violation of any provision of its articles of incorporation or bylaws, and except as set forth on Schedule 3.7, neither the execution and delivery of this Agreement or the Ancillary Agreements by the Company or the Shareholders, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms thereof, will conflict with or result in a breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws of the Company;

(b) The Company is not in material default or material breach of any written agreement, indenture, contract, lease, sublease, license, sublicense, franchise, loan agreement, note, or restriction to which it is a party or by which it is bound or to which it or its assets are subject (individually, an “Instrument” and collectively, the “Instruments”). Except as set forth on Schedule 3.7, neither the execution and delivery of this Agreement or the Ancillary Agreements by the Company and the Shareholders, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms hereof or thereof, will: (i) violate, conflict with or result in a breach of or default under any of the terms, conditions or provisions of any Instrument; (ii) accelerate or give to others any interests or rights, including rights of acceleration, termination, modification or cancellation, under any Instrument; (iii) result in the creation of any Encumbrance on the assets, capital stock or properties of the Company; (iv) to the knowledge of the Shareholders, conflict with, violate or result in a breach of or constitute a default under, any Applicable Law to which the Company or any of its assets or properties is subject; (v) require the Company to give notice to, or obtain an authorization, approval, order, license, franchise, declaration or consent of, or make a filing with, any Governmental Authority or any other Person; or (vi) affect the validity, enforceability or effectiveness of any Permit.

3.8 Financial Statements.

(a) Schedule 3.8 hereto contains true, correct and complete copies of the audited financial statements of the Company for its two most recently completed fiscal years ended December 31, 2011 and December 31, 2012 (the “Annual Financial Statements”) and unaudited comparative financial statements of the Company for the six (6) month periods ended June 30, 2012 and June 30, 2013 (the “Interim Financial Statements” and collectively with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in conformity with GAAP applied on a consistent basis and consistent with past practices of the Company, and present fairly the financial position and results of operations and cash flows of the Company at the dates and for the periods covered by such Financial Statements; provided, however, that the Interim Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items. Except as set forth in Schedule 3.9, all liabilities and obligations of the Company outstanding as of the dates of the Financial Statements have been included in the Financial Statements. There have been no material changes in the financial condition, assets, liabilities, or results of operations of the Company from June 30, 2013 to the date hereof, except changes in the Ordinary Course of Business, none of which, either singly or in the aggregate, has been materially adverse.

(b) Each of the accounts receivable of the Company included within the Financial Statements constitutes a valid claim. To the Knowledge of the Shareholders, no account debtor has any valid set-off, deduction or defense with respect thereto, and no account debtor has asserted any such set-off, deduction or defense. There are no accounts receivable that arise pursuant to an agreement with the United States Government or any agency or instrumentality thereof.

(c) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and past practices of the Company and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) The Company has not engaged in any transaction, maintained any bank account, or used any corporate funds except for the transactions, bank accounts or funds that have been and are reflected in the Company’s books and records.

3.9 Absence of Undisclosed and Contingent Liabilities.

Except as set forth on Schedule 3.9, neither the Company nor any Subsidiary has any Liabilities except (i) Liabilities that are reflected and properly reserved against in the Financial Statements to the extent such Liabilities are required to be reflected thereon in accordance with GAAP, (ii) Liabilities incurred in the Ordinary Course of Business since June 30, 2013, and (iii) Liabilities arising under the Material Contracts set forth on Schedule 3.9 or that are not required to be disclosed on such Shareholders’ Schedules and that have arisen in the Ordinary Course of Business.

3.10 No Adverse Changes.

Since June 30, 2013, except for the surrender/transfer/distribution of automobiles to Shareholders prior to the Closing Date and except as set forth on Schedule 3.10 and except for those transactions and agreements set forth in the Shareholders’ Schedules (the “Permitted Transactions”), neither the Company nor any Subsidiary have failed to operate in the Ordinary Course of Business and has not:

(a) Sold, leased, assigned or otherwise transferred any material properties or assets, or disposed of or permitted to lapse any rights in any Permit or Intellectual Property owned or used by it other than in the Ordinary Course of Business, or organized any new business entity or acquired any equity securities, assets, properties, or business of any Person or any equity or ownership interest in any business or merged with or into or consolidated with any other Person;

(b) Suffered, sustained or incurred any material loss or waived or released any material right or claim, whether or not in the Ordinary Course of Business;

(c) Suffered, sustained or incurred any material damage, destruction or casualty loss to any material properties or assets, whether or not covered by insurance;

(d) Engaged in any transaction not in the Ordinary Course of Business;

(e) Made any capital expenditure in excess of $25,000 individually or $100,000 in the aggregate;

(f) Subjected any of its properties or assets to any Encumbrance, whether or not in the Ordinary Course of Business;

(g) Issued any note, bond or other debt security or created, incurred or assumed any indebtedness for borrowed money or capitalized lease obligation, or otherwise incurred any material Liability, except current Liabilities incurred in the Ordinary Course of Business;

(h) Discharged or satisfied any Encumbrance, or paid any material Liability, other than current Liabilities shown on the most recent balance sheet included in the Financial Statements, and current Liabilities incurred in the Ordinary Course of Business since September 30, 2012;

(i) Declared, set aside or paid a dividend or made any other distribution with respect to any class or series of capital stock of the Company, or directly or indirectly redeemed, purchased or otherwise acquired any shares of any class or series of the Company’s capital stock;

(j) Increased the salary, wage or other compensation or level of benefits payable or to become payable by the Company to any of its employees, officers, or directors, including, without limitation, granting, paying or accruing any bonus other than holiday bonuses in the Ordinary Course of Business, incentive compensation, service award, or other similar benefit, other than any wage increases or raises to non-officer or non-director employees in the Ordinary Course of Business;

(k) Except as described in Schedule 3.10, loaned money to any Person or guaranteed any loan to or Liability of any Person, outside the Ordinary Course of Business;

(l) Except as described in Schedule 3.10, amended or terminated any Material Contract, except in the Ordinary Course of Business;

(m) Suffered, sustained or incurred any Material Adverse Change;

(n) Incurred any termination of any material customer account or group of accounts or received notice from any customer, supplier, vendor, Governmental Authority or any other Person that could give rise to or result in a Material Adverse Effect on the Company;

(o) Delayed, postponed, or failed to pay any Liability outside of the Ordinary Course of Business;

(p) Entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement or adopted, amended, modified or terminated any benefit plan for the benefit of any of the Companies’ directors, officers or employees;

(q) Made any change or amendment in its articles of incorporation, bylaws, or other governing instruments;

(r) Issued or sold any securities; acquired, directly or indirectly, by redemption or otherwise, any securities; reclassified, split up or otherwise changed any such equity security; or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;

(s) Incurred any Liability other than in the Ordinary Course of Business;

(t) Disposed of, or permitted to lapse, any Intellectual Property rights or disclosed any trade secret, process or know-how to any Person not an employee;

(u) Entered into any contract other than in the Ordinary Course of Business; and/or

(v) Entered into any contract to do any of the foregoing.

3.11 Guarantees.

(a) Except as set forth on Schedule 3.11, the Company has not guaranteed, become surety or contingent obligor for or assumed any obligation, debt or dividend of any Person. No assets of the Company or any Subsidiary are or have been pledged, hypothecated, delivered for safekeeping, subjected to a security interest or otherwise provided in any way as security for payment or performance of any obligation of a Person other than the Company.

(b) Section 3.11(b) of the Shareholders’ Schedules identifies all Liabilities of the Company for which the Shareholders have provided or been caused to incur personal guarantees thereof.

3.12 Tax Matters.

(a) The Shareholders have previously provided the Purchaser with true and correct copies of the Tax Returns that the Company has filed for the taxable periods ended on or after January 1, 2010, as identified, copies of which are contained within, Schedule 3.12.

(b) Except as set forth on Schedule 3.12:

(1) The Company (A) has filed or caused to be filed all Tax Returns (or extensions thereof) that it is or has been required to file on or prior to the date hereof, by any jurisdiction to which it is or has been subject, and all such Tax Returns correctly and completely reflect all liability of the Company for any Taxes; (B) has timely paid all Taxes due and owing for all periods prior to the date hereof; (C) has made or caused to be made all withholdings of Taxes required to be made by it, and such withholdings have either been paid to the appropriate governmental agency or set aside in appropriate accounts for such purpose; and (D) has established adequate reserves and/or accruals for, in its financial books and records and Financial Statements, all unpaid Taxes and all current Taxes not yet due and payable.

(2) There are no Tax deficiencies proposed or, to the Shareholders’ Knowledge, threatened against the Company, nor are there any agreements, waivers, or other arrangements providing for extension of time with respect to the assessment or collection of any Tax against the Company. There are no audits, actions, suits, proceedings, investigations or claims now pending against the Company with respect to any Tax, or any matter under discussion between the Company and any Governmental Authority relating to any Taxes.

(3) The Company is not and has never been a member of an affiliated group of corporations (within the meaning of Section 1504 of the Code).

(4) The Company is not a party to, is not bound by, and does not have any obligation under any tax sharing, tax indemnity, or similar agreement.

(5) The Company has prepared all Tax Returns on the accrual method of accounting. The Company has not made and will not make a change in method of accounting for a taxable year beginning on or before the Closing Date, which would require it to include any adjustment under Section 481(a) of the Internal Revenue Code in taxable income for any taxable year beginning on or after the Closing Date.

(6) Except as set forth on Schedule 3.12, the Shareholders are not foreign persons so that Section 897 and 6039C of the Internal Revenue Code are not applicable to the transactions provided for hereunder.

(7) Schedule 3.12 identify all audits of the Company’s Tax Returns, including a reasonably detailed description of the nature and outcome of each audit. The Company has not given or been requested to give waivers or extensions of any statute of limitations relating to the payment of Taxes.

(8) Except as set forth on Schedule 3.12, the Company has not in the past ten (10) years, (A) acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor, or (B) acquired the stock of any corporation that is a “qualified subchapter S subsidiary.”

(9) The Company has not filed a consent under Section 341(g) of the Code concerning collapsible corporations. The Company is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (A) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) or (B) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 and 6662(A) of the Code.

3.13 Litigation.

Except as set forth on Schedule 3.13, there are no Proceedings, claims or demands pending or, to the Shareholders’ Knowledge, threatened (i) against or involving the Company or any of its officers or directors (in their capacity as such), (ii) that seek to enjoin or obtain damages in respect of the transactions contemplated by this Agreement, or (iii) that would prevent the Company from consummating the transactions contemplated by this Agreement. To the Knowledge of the Shareholders, there are no state of facts existing that is reasonably likely to give rise to any such action, suit, proceeding, claim, demand or investigation. There are no Proceedings pending or, to the Knowledge of the Shareholders, threatened against or involving the Company by or before any Governmental Authority, existing that are reasonably likely to give rise to any such Proceedings. The Company is not in violation of any Injunction.

3.14 Real Property.

The Company has the right to use all real property necessary for the conduct of the Company Business as presently conducted. Schedule 3.14 identifies all such real property, and whether such real property is owned or leased. Except as set forth on Schedule 3.14, the Company is not a party to any leases of real property. The Company is the lessee under the real estate leases described on Schedule 3.14. True, correct and complete copies of said leases and any amendments, extensions and renewals thereof have heretofore been delivered by the Company to the Purchaser. To the Knowledge of the Shareholders, the Company enjoys quiet and undisturbed possession under each of said leases. The Company’s interest in each of such leases is free and clear of any Encumbrances, is not subject to any deeds of trust, assignments, subleases or rights of any third parties created by the Company, other than the lessor thereof. To the Knowledge of the Shareholders, said leases are valid and binding and in full force and effect, and the Company is not in default thereunder as to the payment of rent or otherwise, and the consummation of the transactions contemplated by this Agreement will not constitute an event of default under any of said leases and the continuation, validity and effectiveness of such leases will not be adversely affected by the transactions contemplated by this Agreement.

3.15 Owned Tangible Personal Property.

The Company owns or has the right to use all personal property necessary for the conduct of the Company Business as presently conducted, including without limitation, the tangible personal property referenced within and/or listed on attachments or schedules to the real estate leases described in Schedule 3.14 (collectively, the “Tangible Personal Property”). Except as set forth on 3.15 hereto and except for property disposed of in the Ordinary Course of Business of the Company, the Company has all right, title and interest in, and good title to, the Tangible Personal Property free and clear of any Encumbrance. With respect to each item of Tangible Personal Property, (i) there are no leases, subleases, licenses, options, rights, or concessions or other agreements, written or oral, granting to any party or parties the right of use of any portion of such item of Tangible Personal Property, (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase any such item of Tangible Personal Property or portion thereof or interest therein, and (iii) there are no parties other than the Company that are in possession of or are using such Tangible Personal Property. Copies of all leases and licenses relating to the Tangible Personal Property have heretofore been delivered by the Company to Purchaser.

3.16 Condition of Buildings and Tangible Personal Property.

All of the premises occupied and the items of Tangible Personal Property are in such operating condition and repair as are reasonably necessary for the conduct of the Company Business as currently conducted and, to the Knowledge of the Shareholders, comply in all material respects with Applicable Laws, including but not limited to zoning, building and fire codes. Each item of Tangible Personal Property is covered by one of the insurance policies described in Section 3.24 hereto.

3.17 Material Contracts.

(a) Schedule 3.17 contains a list of all of the material contracts of the Company which shall consist of all agreements, leases, licenses, or contracts to which the Company is a party, under which the Company may become subject to any obligation or liability, or by which the Company or any of its assets may become bound (collectively, the “Material Contracts”) that satisfy any of the following:

(1) each agreement or contract that involves performance of services or delivery of goods or materials by the Company in an amount or for a value in excess of $50,000 per year;

(2) each agreement or contract that was not entered into in the Ordinary Course of Business;

(3) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other agreement or contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 and with terms of less than one year);

(4) each licensing agreement or other agreement or contract with respect to technology, operating or accounting systems, patents, trademarks, copyrights, or other Intellectual Property (regardless of whether the Company is the licensee or licensor thereunder), including agreements with current or former employees, consultants, or contractors regarding the appropriation or the nondisclosure of any Intellectual Property assets of the Company;

(5) each collective bargaining agreement or other agreement or contract with any labor union or other employee representative of a group of employees;

(6) each joint venture, partnership, and other agreement or contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Company with any other Person;

(7) each agreement, contract or understanding containing covenants that in any way purport to restrict the business activity of the Company;

(8) each agreement or contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods or services;

(9) each agreement or contract for capital expenditures in excess of $50,000;

(10) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Company other than in the Ordinary Course of Business;

(11) each employment contract, consulting contract, or severance agreement, including contracts (A) to employ or terminate officers or other personnel and other contracts with present or former officers or directors of the Company or (B) that will result in the payment by, or the creation of, any Liability of the Company, the Shareholders, or the Purchaser to pay any severance, termination, “golden parachute,” or other similar payments to any present or former personnel following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement;

(12) each agreement or contract with a Related Person;

(13) any other agreement or contract expected to have a Material Adverse Effect on the Company Business or the Company; and

(14) each material amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

(b) Accurate and complete copies of each Material Contract listed on Schedule 3.17 have been made available to the Purchaser, at Purchaser’s request, prior to the date hereof. Except as set forth on Schedule 3.17, all of the Material Contracts are valid, binding and enforceable against the respective parties thereto in accordance with their respective terms. Neither the Company nor any other party is in default or in arrears under the terms of any Material Contract no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a default thereunder, and the consummation of the transactions contemplated by and in this Agreement shall not constitute a default thereunder. To this end, the Shareholders represent and warrant that no written consent of the transactions contemplated by and in this Agreement by a party to a Material Contract is required prior to Closing in order for such Material Contract to remain, after Closing, in full force and effect and not subject to default. The Shareholders have no reason to believe that the products or services called for by any executory Material Contract cannot be supplied in accordance with the terms of such Material Contract, and the Shareholders have no reason to believe that any unfinished Material Contract will, upon performance by the Company, result in a loss by the Company. The Company has not committed any act, and there has been no omission that may result in, and there has been no occurrence that may give rise to, Liability for breach of warranty (whether or not covered by insurance) on the part of the Company with respect to services rendered or products sold by the Company.

3.18 Relationship with Related Persons.

None of the directors, officers, or Shareholders of the Company, and their Related Persons have any interest in any of the properties or assets of or used by the Company and do not own, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that (i) except as set out in Schedule 3.18, has had business dealings or a material financial interest in any transaction with the Company, or (ii) has engaged or is engaged in competition with the Company with respect to any line of products or services of the Company in any market presently served by the Company (a “Competing Business”) (except for the ownership of less than three percent (3%) of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market). Except as set forth on Schedule 3.18, no Shareholders, officer, or employee of the Company and none of their Related Persons is a party to any contract with, or has any claim against, the Company or the Purchased Assets. All money owed by the Company to its Shareholders or officers, or their Related Persons, (other than for salary) are for bona fide debts and are set forth in Schedule 3.18.

3.19 Banking Matters.

Schedule 3.19 contains a true, complete and correct list of the names of all banks and other financial institutions (with account numbers) in which the Company has an account or safe deposit box, and of all brokerage firms and other entities and persons holding funds or investments of the Company, and the names of all persons authorized to draw thereon or make withdrawals therefrom.

3.20 Labor and Employment Matters.

(a) Schedule 3.20 contains a complete list of all written employment arrangements, pension, retirement, profit sharing and bonus plans, and deferred compensation, health, welfare, severance management, and other similar plans for the benefit of any employees of the Company, including employee plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Except for the Company’s 401(k) plan, the Company at present is not, and during the five (5) year period preceding the Closing Date will not have been, a sponsor of, party to or obligated to contribute to any employee benefit plan (as defined in § 3(3) of ERISA). The Company at present is not, and during the five (5) year period preceding the Closing Date will not have been, a party to any collective bargaining agreement. The Company has never been a member of a “controlled group of corporations” within the meaning of Section 414(b) or (c) of the Code and has never maintained a defined benefit pension plan or contributed to a multiemployer plan as defined in Section 3(37) of ERISA. True, correct and complete copies of each Employee Benefit Plan have heretofore been delivered by the Company to the Purchaser.

(b) With respect to each Employee Benefit Plan:

(1) there is no litigation, disputed claim (other than routine claims for benefits), governmental proceeding, inquiry or investigation pending or, to the Knowledge of the Shareholders, threatened with respect to each such plan, its related trust, or any fiduciary, administrator or sponsor of such plan; and

(2) each such plan has been established, maintained, funded and administered in all material respects in accordance with its governing documents, and any applicable provisions of ERISA, the Code and other Applicable Laws.

(c) All directors, officers, and employees of the Company, together with the current salaries, job descriptions, and locations of such directors, officers and employees are set forth on Schedule 3.20.

(d) Except as set forth on Schedule 3.20 and as required under COBRA, the Company is not obligated to and does not (directly or indirectly) provide death benefits or health care coverage to any former employees or retirees.

(e) The Company has complied with all Applicable Laws respecting employment practices, terms and conditions of employment, wages and hours, equal employment opportunity, and the payment of social security and similar taxes. To the Knowledge of the Shareholders, the Company is not engaged in any unfair labor practice. The Company has complied with all applicable provisions of the Immigration Reform and Control Act of 1986.

(f) Except as set forth on Schedule 3.20, the Company has not entered into any severance or similar arrangement in respect of any present or former employee that will result in an obligation (absolute or contingent) of the Company to make any payment to any present or former employee following termination of employment or upon consummation of the transactions contemplated by this Agreement.

(g) As of the Closing Date, no executive officer, Key Employee or group of employees shall have ceased to be employed by the Company or expressed an intention to terminate his or her employment with the Company.

3.21 Termination of Business Relationships.

No supplier of the Company that cannot be replaced on commercially reasonable terms has, to the Knowledge of the Shareholders, evidenced to the Company or the Shareholders any intention to cancel or terminate its business relationship with the Company. No Key Employee of the Company has notified the Company or the Shareholders of his or her intent or desire to terminate employment with the Company.

3.22 Customers.

(a) Principal Customers. Schedule 3.22(a) contains a true and correct schedule identifying, for 2011, 2012, and for the period from January 1, 2013 through June 30, 2013, the principal customers of the Company (the “Principal Customers”) consisting of: (i) the fifteen largest customers of the Company based on the percentage of revenue represented by those customers; and (ii) those customers that collectively account for no less than fifty (50%) percent of the gross revenues of the Company.

(b) Material Sales Personnel. Schedule 3.22(b) contains a true and correct schedule identifying, for 2011, 2012, and for the period from January 1, 2013 through June 30, 2013, Material Sales Personnel.

(c) No Material Change. Except as identified on Schedule 3.22(c): (i) from 2011 through the Closing Date hereof there has not been any material reduction in the level of business undertaken by the Company on behalf of its Principal Customers; (ii) through the Closing Date hereof none of the Principal Customers have terminated their relationship with the Company; (iii) through the Closing Date hereof the Company has not been informed by any of the Principal Customers that they intend to terminate their relationship with the Company or materially reduce the level of business they do with the Company; (iv) from 2011 through the Closing Date hereof there has not been any material reduction in the level of business conducted by any of the Material Sales Personnel; (v) through the Closing Date hereof none of the Material Sales Personnel have terminated their employment with the Company; and (vi) through the Closing Date hereof the Company has not been informed by any of the Material Sales Personnel that they intend to terminate their employment with the Company or materially reduce the level of business they conduct.

3.23 Product and Service Warranties.

Except as set forth on Schedule 3.23, there are no Liabilities of or claims against the Company, and no Liabilities or claims are, to the Shareholders’ Knowledge, threatened against the Company, with respect to any product liability (or similar claim) or product or service warranty (or similar claim) claim that relates to any product or service provided by the Company and involves an amount in excess of $25,000 individually or $100,000 in the aggregate with all other claims.

3.24 Insurance.

Schedule 3.24 identifies all of the Company’s insurance policies. The Company maintains insurance covering its assets, business, equipment, properties, operations and employees. All of such policies are in full force and effect and all premiums payable have been paid in full and the Company is in compliance in all material respects with the terms and conditions of such policies. The Company has not received any notice from any issuer of such policies of its intention to cancel or refusal to renew any policy issued by it or of its intention to renew any such policy based on a material increase in premium rates other than in the Ordinary Course of Business. None of such policies are subject to cancellation by virtue of this Agreement or the consummation of the other transactions contemplated herein. There is no claim by the Company pending under any of such policies as to which coverage has been questioned or denied.

3.25 Compliance with Laws.

The Company has complied in all material respects with all Applicable Laws applicable to it and its business, assets, properties and operations and no claim of the violation of any such Applicable Law has been asserted prior to the date hereof. Neither the Company nor the Shareholders have received any notice to the effect that, or has been otherwise advised that, the Company is not in compliance with any Applicable Laws in all material respects. Neither the Company nor the Shareholders have any reason to anticipate that any existing circumstances are likely to result in any material violation of any Applicable Law.

3.26 Licenses and Permits.

The Company has secured all Permits necessary for the conduct of the Company Business, except for those Permits, the absence of which, either alone or in the aggregate, would not have a Material Adverse Effect upon the Company Business or the Company. With respect to each Permit, (a) such Permit is in full force and effect, (b) the Company (or other designated permittee or licensee thereunder) is in compliance in all material respects with the terms, provisions and conditions thereof, (c) to the Shareholders’ Knowledge, there are no outstanding violations, notices of noncompliance therewith, judgments, consent decrees, orders or judicial or administrative action(s) or Proceeding(s) affecting such Permit, and (d) no condition exists, no event has occurred that (whether with or without notice, lapse of time or the occurrence of any other event) and neither this Agreement nor the transactions contemplated hereby would permit the suspension or revocation of such Permit other than by expiration of the term set forth therein.

3.27 Environmental Matters.

Except as set forth in on Schedule 3.27, to the Knowledge of the Shareholders (i) the Company is currently in compliance with all applicable Environmental Laws, and has obtained all permits and other authorizations from, and submitted all forms, fees, registrations, reports and similar filings to, the appropriate Person or Governmental Authority required to operate its facilities in compliance with applicable Environmental Laws; (ii) the Company has not violated any applicable Environmental Law; (iii) there is no present requirement of any applicable Environmental Law that is due to be imposed upon the Company that will increase its cost of complying with the Environmental Laws; (iv) all on-site generation, treatment, processing, storage and disposal of Hazardous Materials by the Company has been done in compliance with currently applicable Environmental Laws; (v) all off-site transportation, treatment, processing, storage and disposal of Waste and Hazardous Materials generated by the Company has been done in compliance with currently applicable Environmental Laws; (vi) the Company has not released, spilled, leaked or otherwise discharged into the environment any Regulated Substance except as expressly authorized by Environmental Laws; and (vii) the Company has not used or otherwise managed any Regulated Substance except in strict compliance with all Environmental Laws.

3.28 Intellectual Property Matters.

The corporate name of the Company and the trade names and service marks listed on Schedule 3.28 are the only material names and service marks that are used by the Company in the operation of the Company Business. The Intellectual Property owned or licensed to the Company constitutes all of the Intellectual Property necessary for the operation of the Company Business as now being conducted. Except as set forth on Schedule 3.28, there are no outstanding licenses or consents granting third parties the right to use the Intellectual Property owned by the Company. The Company has received no notice of any adversely held patent, invention, trademark, copyright, service mark or trade name, or trade secret of any Person, or any claims of any other Person relating to any of the Intellectual Property owned by the Company and material to the Company Business. To the Knowledge of the Shareholders, there is no presently known Threatened infringement of any such Intellectual Property. The sale or use of any products or services now or heretofore provided by the Company did not and does not infringe (nor has any claim been made that any such action infringes) any third party’s registered copyrights, patents or trademarks or trade names. The Company’s ownership or right to use any of the Intellectual Property material to the Company Business will not cease by reason of the execution, delivery, or performance of this Agreement.

3.29 Absence of Certain Business Practices.

Except for customer or prospective customer entertainment occurring in the Ordinary Course of Business, to the Knowledge of the Shareholders, neither the Company nor any Person authorized to act on its behalf, has within the past six (6) years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Business (or assist the Company in connection with any actual or proposed transaction) that (i) would subject the Company to any damage or penalty in any civil, criminal or governmental litigation or Proceeding, (ii) if not given in the past, would have had a Material Adverse Effect on the Company Business or the Company, or (iii) if not continued in the future, would adversely affect the financial condition, Company Business or operations of the Company or that might subject the Company to suit or penalty in any private or governmental litigation or Proceedings.

3.30 Investment Intent.

(a) The Shareholders acknowledge that the Radiant Shares constituting the Share Consideration are not being registered under the Act or under any Blue Sky Laws on the basis of the statutory exemption provided by Section 4(2) and Rule 506 thereunder of the Act, relating to transactions not involving a public offering, and the Purchaser’s reliance on the statutory exemption thereof is based in part on the representations contained in this Agreement.

Each Shareholder represents (i) that such Shareholder has, or as of the Closing, will have reviewed Radiant’s “SEC Reports” (as hereafter defined) and that such Shareholder has such knowledge and experience in financial and business matters that such Shareholder is capable of utilizing the information set forth therein, concerning Radiant to evaluate the risk of investing in Radiant; (ii) that such Shareholder is an “Accredited Investor” within the definition set forth in Rule 501(a) under the Act; (iii) that such Shareholder is able to bear the economic risk and lack of liquidity inherent in holding any Radiant Shares acquired pursuant to this Agreement; (iv) that such Shareholder has been advised that the Radiant Shares to be issued to him by Radiant will not be registered under the Act, except as otherwise provided in this Agreement, and accordingly, such Shareholders may only be able to sell or otherwise dispose of such shares in accordance with Rule 144, an applicable exemption from registration under the Act, or except as otherwise provided in this Agreement; (v) that the Radiant Shares will be held for investment and not with a view to, or for resale in connection with the public offering or distribution thereof; (vi) that the Radiant Shares so issued will not be sold without registration thereof under the Act (unless such shares are subject to registration or in the opinion of counsel to Radiant an exemption from such registration is available), or in violation of any law; and (vii) that the certificate or certificates representing the Radiant Shares to be issued will be imprinted with a legend in form and substance substantially as follows:

ARTICLE I THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE ACT”). THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION, OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION, UNDER THE SECURITIES ACT OF 1933, AS AMENDED, BASED ON AN OPINION LETTER OF COUNSEL FOR THE COMPANY OR A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

and Radiant is hereby authorized to notify its transfer agent of the status of the Radiant Shares and to take such other action, including but not limited to, the placing of a “stop-transfer” order on the transfer agent’s books and records to assure compliance with the Act.

(b) Each Shareholder has either upon the date hereof or before the Closing hereunder, been afforded the opportunity to review and is familiar with the SEC Reports and has based his decision to invest solely on the information contained therein, and the information contained within this Agreement and the associated exhibits and schedules, and has not been furnished with any other literature, prospectus or other information except as included in the SEC Reports or this Agreement.

(c) Each Shareholder has been given the opportunity to ask questions about the Company and is satisfied that any information about Radiant and Radiant Shares have been answered to such Shareholders’ satisfaction.

(d) Each Shareholder understands that no federal or state agency has approved or disapproved the Radiant Shares, passed upon or endorsed the merits of the transfer of such shares set forth within this Agreement or made any finding or determination as to the fairness of such shares for investment.

3.31 Brokers or Finders.

Except as identified on Schedule 3.31, neither the Company nor the Shareholders have incurred any Liability for brokerage or finders’ fees or agents’ commissions or similar payments in connection with this Agreement. For those matters listed on the Schedule, each party shall be responsible for their own obligations for brokerage or finders’ fees or agents’ commissions or similar payments in connection with this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As a material inducement to the Shareholders to execute this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, Purchaser and Radiant hereby jointly and severally represent and warrant to the Shareholders that each of the following representations and warranties are true and correct as of the Closing Date, except as otherwise set forth in written disclosure schedules (the “Purchaser’s Schedules”) delivered to Shareholders pursuant to this Article IV, a copy of which is attached to this Agreement. The Purchaser’s Schedules are numbered to correspond to the various sections of this Article IV setting forth certain exceptions to the representations and warranties contained in this Article IV and certain other information required by this Agreement; provided, however, that any information disclosed in any section of the Purchaser’s Schedules shall be deemed to be disclosed and incorporated in any other part of the Purchaser’s Schedules, and shall modify and except the representations and warranties applicable thereto, where such incorporation is reasonable under the circumstances.

4.1 Organization and Qualification.

The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has the corporate power and authority to carry on its business as presently conducted and as currently anticipated to be conducted. Purchaser is duly qualified or licensed to do business and in good standing as a foreign corporation in each of the jurisdictions in which the nature of its business or the character of the properties and assets that it owns or leases makes such qualification or licensing necessary.

4.2 Corporate Instruments and Records.

The copies of the Purchaser’s certificate of incorporation and bylaws, each certified by the Secretary of the Purchaser and heretofore furnished to the Shareholders, are true, correct and complete and each include all amendments to the date hereof.

4.3 Radiant Shares.

All of the Radiant Shares when issued to the Shareholders will be validly issued, fully paid and non-assessable and entitled to vote at shareholders meetings, and none of the Shares will have been issued in violation of, or are subject to, any preemptive rights of shareholders or transferred in violation of any transfer restrictions relating thereto. None of the Radiant Shares is subject to any preemptive or other right created by statute, the Radiant’s articles of incorporation or bylaws, by contract, or otherwise. None of the Radiant Shares when issues will have been issued in violation of the Securities Act, state securities laws, or any other legal requirement.

4.4 Authorization; Valid and Binding Obligation.

The Purchaser has all the unrestricted and absolute right, power and authority to execute and deliver this Agreement and the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Purchaser is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and the Ancillary Agreements to which the Purchaser is a party have been or will be when executed and delivered by the Purchaser duly executed and delivered by the Purchaser, and constitute, or will constitute when executed and delivered by the Purchaser the valid and binding obligations of the Purchaser enforceable against the Purchaser, in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar legal requirements affecting or relating to creditors’ rights generally, and (ii) general principles of equity. No notices to, declaration, filing or registration with, approvals or consents of, or assignments by, any Persons (including Governmental Authorities) are necessary to be made or obtained by the Purchaser in connection with the execution, delivery or performance by the Purchaser of this Agreement or the Ancillary Agreements.

4.5 No Violations.

The Purchaser is not in default under or in violation of any provision of (a) its certificate of incorporation or bylaws, or (b) any Instrument to which it is a Party or by which its assets are subject. Neither the execution and delivery of the this Agreement or the Ancillary Agreements by the Purchaser, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms thereof, will (i) conflict with or result in a breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Purchaser, (ii) violate, conflict with or result in a breach of or default under any of the terms, conditions or provisions of any Instrument, (iii) accelerate or give to others any interests or rights, including rights of acceleration, termination, modification or cancellation, under any Instrument or in or with respect to the business or assets of the Purchaser, (iv) result in the creation of any Encumbrance on the assets, capital stock or properties of the Purchaser, (v) conflict with, violate or result in a breach of or constitute a default under any Applicable Law to which the Purchaser is subject, (vi) require the Purchaser to give notice to, or obtain an authorization, approval, order, license, franchise, declaration or consent of, or make a filing with, any Governmental Authority or other Person. Radiant and the Purchaser have no actual knowledge that they will not be able to financially close the transactions contemplated by this Agreement.

4.6 Investment Intent.

The Purchaser is acquiring the Shares for its own account and not with a view to the distribution thereof within the meaning of Section 2(a)(11) of the Securities Act. The Purchaser acknowledges and agrees that the Shares have not been registered under the Securities Act or under the securities laws of any jurisdiction.

4.7 Brokers or Finders.

The Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the transactions contemplated hereby.

4.8 No Material Adverse Changes.

Since the most recent filing of Radiant’s financial statements with the Securities and Exchange Commission, there have been no Material Adverse Change in Radiant’s financial position or operations outside the Ordinary Course of Business.

4.9 Outstanding Covenants.

Neither Radiant nor any of its subsidiaries or affiliates has ever been prohibited from making an Earn-out or other Payment related to or arising out of an acquisition made by Radiant as a result of the negative covenants of Radiant’s Senior Debt as identified at Section 1.2(b)(7) of this Agreement, or for any reason that was otherwise due and payable.

ARTICLE V

COVENANTS OF THE PARTIES PENDING CLOSING

The Parties to this Agreement, as applicable, covenant and agree, from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article VIII hereof, as follows:

5.1 Access to Information.

(a) The Company shall give or cause to be given to the Purchaser, its officers, employees, counsel, accountants and other representatives, upon reasonable notice, reasonable access during normal business hours to the properties and assets and all of the books, minute books, title papers, records, files, contracts, insurance policies, environmental records and reports, licenses and documents of every character and nature of the Company, and the Company shall furnish or cause to be furnished to the Purchaser, its officers, employees, counsel, accountants and other representatives, all of the information with respect to the Company and/or the Company’s properties or assets as any of them may reasonably request. Notwithstanding the foregoing, the Purchaser and Radiant shall not have any communication with the Company’s employees, customers, vendors or any third parties with whom the Company does business without the prior written approval of the Company, and, if so granted, then only in the specific manner approved by the Company. In addition, the Purchaser may, subject to the conditions stated above, at its sole cost and expense, through its officers, employees, counsel, accountants and other representatives, conduct such investigations and examinations of the Company’s properties and assets as it reasonably deems necessary or advisable, and the Company will provide reasonable cooperation to such persons in such investigations.

5.2 Interim Operations.

(a) The Company and the Shareholders agree during the period commencing on the date of this Agreement through the Closing Date or termination of the Agreement under Article VIII (except as expressly contemplated by this Agreement, including any Exhibits and Schedules hereto, or to the extent that Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld), that as to the Company:

(1) The Company shall carry on the Business in the Ordinary Course of Business and use all commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it.

(2) The Company shall not and shall not propose to: (a) declare, set aside or pay any dividend, on, or make other distributions in respect of, any of its capital stock, except for: (i) those S Corporation distributions necessary to cover applicable pass-through taxes on the Company’s net income prior to Closing; or (ii) such distributions of cash prior to the Closing, provided the Company retains sufficient Working Capital in amounts at least equal to or greater than the Minimum Working Capital Amount; (b) purchase or redeem any shares of its capital stock; (c) split, combine or reclassify any of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (d) redeem, repurchase or otherwise acquire any shares of its capital stock; or (e) otherwise change its capitalization.

(3) Except as contemplated by this Agreement, the Company shall not sell, issue, pledge, authorize or propose the sale or issuance of, pledge or purchase or propose the purchase of, any shares of its capital stock of any class or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities.

(4) The Company shall not amend its articles of incorporation or its bylaws.

(5) The Company shall not sell, lease, pledge, encumber or otherwise dispose of or agree to sell, lease, pledge, encumber or otherwise dispose of, any of its assets that are material to the Company’s Business or any other assets except in the Ordinary Course of Business and in no event amounting in the aggregate to more than $25,000.

(6) The Company shall not incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities of the Company or guarantee any debt securities of others other than in the Ordinary Course of Business consistent with prior practice and in no event amounting in the aggregate to more than $25,000.

(7) The Company shall not make any capital expenditures in excess of $25,000 individually or $100,000 in the aggregate without the Purchaser’s prior written consent.

(8) The Company shall maintain the levels of materials and supplies used in the Business consistent with Company’s past practice for similar periods of the calendar year.

(9) The Company shall not accelerate the collection of its accounts receivable or delay the payment of its accounts payable or other liabilities, in each case arising out of the operation of the Business in a manner which would be inconsistent with past practice.

(10) The Company shall not adopt or amend in any material respect any collective bargaining agreement or Employee Benefit Plan; provided, however, the Company shall arrange to terminate its 401K Plan, if any, as of the Closing, with the understanding that all covered employee funds will be transferred to a 401K Plan maintained by Purchaser or Radiant.

(11) Except for (a) payment of bonuses described in the Shareholders’ Schedules and (b) wage increases or raises to non-officer or director employees in the Ordinary Course of Business, the Company shall not grant to any employees any increase in compensation (except for the Employment Agreements) or in severance or termination pay, enter into any employment agreement with any employee, or grant, pay or accrue to an employee, any bonus or incentive compensation.

(12) The Company shall not acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or subdivision thereof, or make any investment by either purchase of stock or securities, contributions to capital, property transfer or, except in the Ordinary Course of Business, purchase of any property or assets, of any other individual or entity.

(13) The Company shall not make any material Tax election or settle or compromise any material Tax liability.

(14) The Company will duly and timely file all reports or Tax Returns required to be filed with federal, state, local and foreign authorities and will promptly pay all Tax, assessments and governmental charges levied or assessed upon it or any of its properties (unless contesting such in good faith and adequate provision has been made therefor).

(15) The Company shall not waive, release, grant or transfer any rights of material value or modify or change in any material respect any Material Contract other than in the Ordinary Course of Business.

(16) The Company shall not take any action, or fail to take any action, that is not in the Ordinary Course of Business or that is reasonably likely to result in any of the representations and warranties of the Company and the Shareholders set forth in this Agreement becoming untrue in any material respect.

(17) The Company shall maintain in full force and effect all insurance coverages for its properties and assets substantially comparable to coverages existing on the date hereof.

(18) Within thirty (30) days of the close of each month after the execution of this Agreement, the Company shall make available to the Purchaser a preliminary unaudited balance sheet and income statement for the Company disclosing the financial position and results of operations of the Company for the preceding month and year to date.

(19) The Company shall not enter into, or modify, any contract with a Related Person.

(20) The Company will pay off and close the Company’s credit facility with Wells Fargo simultaneously in connection with Closing; provided, however, that any UCC-3 termination statements related thereto will be delivered post-Closing.

5.3 Documents at Closing.

Each Party, as applicable, shall execute and deliver at the Closing the documents identified in Section 2.2.

5.4 Notification of Certain Matters.

The Shareholders shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Shareholders, of (a) the occurrence or non-occurrence of any event, the occurrence or nonoccurrence of which would cause any of its or their representations or warranties in this Agreement to be untrue or inaccurate in any material respect, and (b) any failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or them under this Agreement. The delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available to the Party receiving such notice under this Agreement.

5.5 Satisfaction of Conditions; Cooperation; Further Assurances.

The Shareholders and the Company shall use all commercially reasonable efforts to cause the conditions set forth in Article VI to be satisfied. The Purchaser shall use all commercially reasonable efforts to cause the conditions set forth in Article VII to be satisfied. Each Party to this Agreement agrees to reasonably cooperate with the other Parties and their counsel, accountants and other representatives and to use all commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws, or to remove any injunctions or other impediments or delays, legal or otherwise, as soon as reasonably practicable, to facilitate Closing of the transactions contemplated by this Agreement, and will refrain from a course of action inconsistent with this Agreement. Each Party shall, upon request of any of the other Parties, at any time and from time to time execute, acknowledge, deliver and perform all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and instruments of further assurances as may be required to carry out the provisions and intent of this Agreement and the Ancillary Agreements, including using all commercially reasonable efforts to obtain or cause to be obtained all consents and approvals necessary to consummate the transactions contemplated hereby.

5.6 Further Mutual Covenants.

Purchaser and the Shareholders shall refrain from taking any action which would render any representations or warranties contained in Articles III or IV of this Agreement inaccurate as of the Closing Date and shall promptly notify the other Party upon the happening of any event or taking of any action which renders any such representation or warranty inaccurate. Each Party shall promptly notify the other Parties if he or it has discovered that any representation or warranty made by another Party under this Agreement is untrue or incorrect in any material respect. Each Party shall promptly notify the other of any action, suit or proceeding that shall be instituted or Threatened against such Party to restrain, prohibit, or otherwise challenge the legality of any transaction contemplated by this Agreement.

5.7 Exclusive Dealing

Neither the Shareholders nor the Company will, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or encourage submission of proposals or offers from any person relating to an acquisition or purchase of all or a material portion of the assets of or an equity interest in the Company or any merger, consolidation or business combination with the Company, or (b) participate in any discussions or negotiations regarding, or furnish to any other person, any non-public information with respect to or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. The Shareholders and the Company agree to promptly notify the Purchaser of any such proposal or offer, or any inquiry or contact with respect thereto received by the Company, any of the Shareholders.

ARTICLE VI

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder shall be subject to the following conditions, any or all of which may be waived in writing by Purchaser:

6.1 Accuracy of Representations and Warranties; Company and Shareholders Performance.

Each of the representations and warranties of the Company and the Shareholders in this Agreement shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on and as of such date and the Company and the Shareholders shall have performed and complied in all respects with each of the agreements, covenants, stipulations, terms and conditions contained herein and required to be performed or complied with by them on or prior to the Closing Date.

6.2 Deliveries by the Company and the Shareholders.

The Company and the Shareholders, as applicable, shall have executed and delivered to Purchaser at Closing the documents identified in Section 2.2(a) hereof.

6.3 No Material Adverse Change.

As of the Closing Date, nothing shall have occurred which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company.

6.4 No Injunction; Consents.

No action, proceeding or investigation shall have been instituted or Threatened to set aside the transactions provided for herein or to enjoin or prevent the consummation of the transactions contemplated hereby and all required consents and approvals for the consummation of the transactions contemplated hereby shall have been secured or waived, including, but not limited to, consents and approvals of all lenders, lessors and other third parties whose consent or approval is required in order for the Purchaser to consummate the transactions contemplated by this Agreement. All actions, proceedings, instruments and documents deemed necessary or appropriate by Shareholder and its counsel to effectuate this Agreement and the consummation of the transactions contemplated hereby, or incidental thereto, shall have been obtained and all other related legal matters shall have been approved by such counsel.

6.5 Retention of Key Employees.

(a) The Key Employees of the Company have provided confirmation satisfactory to Purchaser that they shall remain employed by the Company following Closing.

(b) The Shareholders and Purchaser have developed a mutually agreeable management retention plan for the purpose of retaining Key Employees after the Closing.

6.6 No Indebtedness

The Shareholders shall have either (i) furnished evidence satisfactory to the Purchaser that all outstanding Bank Indebtedness has been repaid in full or (ii) requested Purchaser apply that portion of the purchase price to be paid at the Closing to the repayment in full of all outstanding Bank Indebtedness.

6.7 Completion of Due Diligence; Sufficiency of Financing Commitments.

Purchaser shall have completed, to its sole discretion and satisfaction: (i) a due diligence evaluation of, among other things, the Company’s ability to achieve its earnings projections, as well as the Company’s assets, operations, outstanding commitments and other relevant financial and operational diligence items; and (ii) one or more meetings with certain of the Company’s largest customers as permitted by the Sellers. In addition, Purchaser shall have secured from one or more reputable third party institutions, financing commitments on terms satisfactory to Purchaser, in its sole discretion, sufficient to provide those funds necessary at the Closing to pay the Initial Closing Cash Payment.

6.8 Third Party Searches

(a) Purchaser shall have secured Court docket (or similar searches) and judgment searches in Arizona, Georgia and Texas which shall not disclose any outstanding matters or judgments not otherwise disclosed in the Financial Statements or any of the Shareholders Disclosure Schedules; and

(b) Purchaser shall have secured Uniform Commercial Code searches of filings made pursuant to Article 9 thereof in all jurisdictions where any assets of the Company are located, in form, scope and substance reasonably satisfactory to Purchaser and its counsel, which shall not disclose any Encumbrances against any of such assets disclosed thereby except Encumbrances that are disclosed in Financial Statements, this Agreement, or are otherwise released or terminated by the Company prior to or at the time of Closing.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND THE SHAREHOLDERS

The obligations of the Company and the Shareholders shall be subject to the following conditions, any or all of which may be waived in writing by the Shareholders:

7.1 Accuracy of Representations and Warranties; Purchaser Performance.

Each of the representations and warranties of Purchaser in this Agreement shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on and as of such date and Purchaser shall have in all respects performed and complied with each of the agreements, covenants, stipulations, terms and conditions contained herein and required to be performed or complied with by Purchaser on or prior to the Closing Date.

7.2 Deliveries by Purchaser.

Purchaser, as applicable, shall have executed and delivered to the Company and the Shareholders the documents and paid to the Shareholders the amount identified in Section 2.2(b) hereof.

7.3 No Adverse Change.

As of the Closing Date, nothing shall have occurred which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Purchaser.

7.4 No Injunction; Consents.

No action, proceeding or investigation shall have been instituted or Threatened to set aside the transactions provided for herein or to enjoin or prevent the consummation of the transactions contemplated hereby and all required consents and approvals for the consummation of the transactions shall have been secured.

ARTICLE VIII

TERMINATION

8.1 Termination Events.

This Agreement may, by written notice given prior to or at the Closing, be terminated:

(a) by the Purchaser (on behalf of the Purchaser) if a material breach of any provision of this Agreement has been committed by the Company or the Shareholders and such breach has not been waived by the Purchaser;

(b) by the Company (on behalf of the Company, the Shareholders, and the Shareholders’ Agent) if a material breach of any provision of this Agreement has been committed by the Purchaser and such breach has not been waived by the Company;

(c) by the Purchaser if any of the conditions in Article VI have not been satisfied as of the Closing Date or if satisfaction of such condition is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement), and the Purchaser has not waived such condition on or before the Closing Date;

(d) by the Company if any of the conditions in Article VII have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company or Shareholders to comply with their obligations under this Agreement), and the Company has not waived such condition on or before the Closing Date; or

(e) by mutual consent of the Purchaser (on behalf of the Purchaser) and the Company (on behalf of the Company, the Shareholders and the Shareholders’ Agent).

8.2 Automatic Termination.

This Agreement shall automatically terminate and shall be of no further force or effect, except as expressly provided below in Section 8.3, on and as of the Termination Date.

8.3 Effect of Termination.

Each Party’s right of termination under Sections 8.1 and 8.2 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 8.1 or 8.2, all further obligations of the Parties under this Agreement will terminate; provided, however, that the obligations in Sections 10.2 (Confidentiality), 10.7 (Public Announcements), 11.10 (Expenses), and Article IX (Indemnification) will survive; provided further, however, that if this Agreement is terminated by a Party because of a material breach of the Agreement by another Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of another Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired; provided further, however, that no Party shall be liable for any consequential or punitive damages relating to or arising from any termination of this Agreement.

8.4 Extension; Waiver.

Any time prior to the Closing, the Parties may (a) extend the Termination Date or the time for the performance of any of the obligations or other acts of any other Party under or relating to this Agreement; (b) waive any inaccuracies in the representations or warranties by any other Party or (c) waive compliance with any of the agreements of any other Party or with any conditions to its own obligations. Any agreement on the part of any other Party to any such extension or waiver shall be valid and enforceable against such Party only if set forth in an instrument in writing signed on by or on behalf of such Party.

ARTICLE IX

INDEMNIFICATION; SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND CERTAIN COVENANTS

9.1 Indemnification.

(a) Subject to the limitations set forth in this Article, the Company (for all periods prior to and on the Closing), and the Shareholders, jointly and severally, (but only with respect to the periods after the Closing), shall indemnify, defend and hold harmless Purchaser from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys’ fees and related disbursements (collectively, “Claims”) incurred by the Purchaser that arise out of or result from a breach of any representation or warranty of the Shareholders contained in Section 3 of this Agreement (other than Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.12 and 3.27, as such sections are addressed in Section 9.1(b)).

(b) Each of the Shareholders shall, jointly and severally, further indemnify, defend and hold harmless Purchaser from and against Claims relating to or arising from: (i) any Taxes owed by the Company related to a period prior to the Closing Date; (ii) any Taxes asserted against or owed by the Company arising out of or related in any manner to a Payment Assignment by either or both of the Shareholders to a Third-Party Assignee; (iii) a breach of any covenant or agreement of the Shareholders contained in this Agreement; or in any of the Ancillary Agreements, or in any deed, exhibit, closing certificate or other documents or instruments furnished by the Shareholders pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby; (iv) a breach of a representation or warranty set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.12 or 3.27; (v) the failure by the Company to be qualified in any state where it does business or any claim arising out of the use by the Company of its corporate name; (vi) any fraud on behalf of the Shareholders, or any fraudulent misrepresentations or conduct of the Shareholders under this Agreement; or (vii) a Payment Assignment to a Third-Party Assignee.

(c) The Purchaser shall indemnify, defend and hold harmless the Shareholders from and against any and all Claims incurred by the Shareholders that arise out of or result from breach of any representation or warranty of the Purchaser contained in Section 4 of this Agreement (other than Sections 4.1, 4.2 or 4.3, as such sections are addressed in Section 9.1(d)).

(d) The Purchaser shall indemnify, defend and hold harmless the Shareholders from and against any and all Claims incurred by the Shareholders that arise out of or result from (i) any Taxes owed by the Company related to a period after the Closing Date, and not in any manner arising out of, or related to the transactions contemplated by this Agreement; (ii) a breach of any covenant or agreement of the Purchaser contained herein (other than any representation or warranty of the Purchaser contained in Section 4 of this Agreement); (iii) a breach of any representation or warranty of the Purchaser contained in Sections 4.1, 4.2 or 4.3; or (iv) any Claims arising from or relating to fraud on behalf of the Purchaser, or any fraudulent misrepresentations or conduct of the Purchaser under this Agreement.

(e) The right to indemnification, payment of damages or other remedy based on any representations, warranties, covenants and obligations contained in this Agreement will not be affected by and will survive any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

9.2 Baskets, Caps and Other Limits.

(a) In respect of the Purchaser’s assertion of any Claim under Section 9.1(a), the Purchaser shall not be entitled to indemnification until the aggregate amount of all such Claims exceeds $50,000 (the “Purchaser’s Threshold Amount”) whereupon the Purchaser shall be entitled to indemnification for the full amount of such Claims, including the Purchaser’s Threshold Amount, and may assert any subsequent Claim without regard to the Purchaser’s Threshold Amount. Purchaser’s Threshold Amount shall not apply with regard to Purchaser’s assertion of a Claim under Section 9.1(b). The aggregate liability of the Shareholders for any Claim under Section 9.1(a) shall not exceed the Shareholders’ Indemnification Limitation Amount.

(b) In respect of the Shareholders assertion of a Claim under Section 9.1(c), the Shareholders shall not be entitled to indemnification until the aggregate amount for which indemnification is sought exceeds $50,000 (the “Shareholders’ Threshold Amount”), whereupon the Shareholders shall, subject to the limitations set forth below, be entitled to indemnification for the full amount of such Claims, including the Shareholders’ Threshold Amount, and may assert any subsequent claim without regard to the Shareholders’ Threshold Amount. The Shareholders’ Threshold Amount shall not apply with regard to Shareholders’ assertion of a Claim under Section 9.1(d). The aggregate liability of the Purchaser for any Claim under Section 9.1(c) shall not exceed the Purchaser’s Indemnification Limitation Amount.

(c) For the purpose of determining whether a claim has arisen, assertions of a Claim under either Section 9.1(a), 9.1(b) or 9.1(c) above, and the determination of the respective Purchaser’s Threshold Amount or Shareholders’ Threshold Amount, the representations and warranties of the Parties shall not be deemed to be qualified by any references to Material Adverse Effect, materiality or “liabilities in excess of” a stated dollar amount.

9.3 Expiration of Representations, Warranties and Covenants.

(a) The representations and warranties contained herein shall survive the Closing and shall thereupon terminate twenty-four (24) months from the Closing Date, provided, however: (i) the representations set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.12, 3.27, 4.1, or 4.2 and Claims made for fraud, shall survive indefinitely; (ii) all covenants and agreements contained herein that by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms; and (iii) if prior to the applicable expiration of a representation, warranty or covenant, Purchaser or Shareholders shall have delivered a Claim Notice to the Shareholders or Purchaser (as applicable), then the specific indemnification claim set forth in the Claim Notice shall survive such expiration date and shall not be extinguished thereby.

9.4 Methods of Asserting Claims for Indemnification.

All Claims for indemnification under this Agreement shall be asserted as follows:

(a) Third Party Claims. In the event that any Claim for which a Party (the “Indemnitee”) would be entitled to indemnification under this Agreement is asserted against or sought to be collected from the Indemnitee by a third party, the Indemnitee shall promptly notify the other Party (the “Indemnitor”) of such Claim, specifying the nature thereof, the applicable provision in this Agreement or other instrument under which the Claim arises, and the amount or the estimated amount thereof (the “Claim Notice”). The Indemnitor shall have thirty (30) days (or, if shorter, a period to a date not less than ten (10) days prior to when a responsive pleading or other document is required to be filed but in no event less than ten (10) days from delivery or mailing of the Claim Notice) to notify the Indemnitee (a) whether or not it disputes the Claim and (b) if liability hereunder is not disputed, whether or not it desires to defend the Indemnitee. If the Indemnitor elects to defend by appropriate proceedings, such proceedings shall be promptly defended by Indemnitor; and all costs and expenses of such proceedings and the amount of any judgment shall be paid by the Indemnitor.

The Indemnitee shall have the right to participate in, but not control, any such defense or settlement, at its sole cost and expense. If the Indemnitor has disputed the Claim, as provided above, and has not provided the Indemnitee with timely notice of its election to defend the Indemnitee pursuant to this Section 9.4(a), the Indemnitee shall have the right to control the defense or settlement of such Claim, in its sole discretion, and shall be reimbursed by the Indemnitor for its reasonable costs and expenses of such defense and shall otherwise have the right to assert all remedies and take all actions available to it under this Agreement (including rights of setoff as set forth below) and/or to enforce the satisfaction of the Claim under Section 9.5 hereunder. Neither Indemnitee nor Indemnitor shall be otherwise liable for any settlement of any Claim without the prior written consent of the other Party, which shall not be unreasonably withheld.

(b) Non-Third Party Claims. In the event that the Indemnitee has a Claim for indemnification hereunder that does not involve a Claim being asserted against it or sought to be collected by a third party, the Indemnitee shall promptly send a Claim Notice with respect to such Claim to the Indemnitor that the Indemnitor shall, absent a disagreement on the matter, satisfy within thirty (30) days of the date of the Claim Notice. If the Indemnitor does not satisfy the Claim within thirty (30) days of the date of the Claim Notice, the Indemnitee has the right and shall otherwise have the right to assert all remedies and take all actions available to it under this Agreement (including rights of setoff as set forth below) and/or to enforce the satisfaction of the Claim under Section 10.9 hereunder.

9.5 Right of Setoff.

In the event the Purchaser has an Indemnification Claim under this Article 9 and has previously submitted a Claim Notice to the Shareholders in accordance with Section 9.4, in addition to all rights Purchaser may have under this Agreement or under applicable law, and not in limitation thereof, Purchaser shall have the non-exclusive right to apply the amount of the Claim against all, or some combination of either: (i) the amount of any future payments otherwise required to be paid under this agreement regardless of when such future payments shall be due (including, but not limited to, any of the Earn-Out Payments); and/or (iii) retirement of such number of Radiant Shares then still owned by any Shareholders as are equal in value to the amount of the Claim (which, for this purpose, shall be valued based upon the fixed valuation attributable to such Radiant Shares as of the original date of issuance of the particular Radiant Shares to be retired under this Agreement). Subject to the provisions of Section 10.5, the indemnification provisions contained in this Article 9 constitute the Parties’ only remedies with respect to any breach of this Agreement, provided that nothing in this Agreement shall limit the Parties’ remedies for fraud.

9.6 No Right of Contribution.

After the Closing, the Shareholders shall not have any right of contribution against the Company for any breach of representation, warranty, covenant or agreement of the Company under this Agreement, or for any Claim amount for which the Shareholders may be responsible to indemnify the Purchaser.

ARTICLE X

ADDITIONAL AGREEMENTS OF THE PARTIES

10.1 Prohibition on Trading in Radiant Stock.

The Shareholders acknowledge that the United States securities laws prohibit any person who has received material non-public information concerning the matters that are the subject matter of this Agreement from purchasing or selling the securities of Radiant, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of Radiant. Accordingly, the Shareholders agree that they will not purchase or sell any securities of Radiant, or communicate such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of Radiant, until no earlier than Seventy-Two (72) hours following the time at which such non-public information is publicly disseminated by the Purchaser or Radiant; and as it pertains to this Agreement, no earlier than Seventy-Two (72) hours following the filing of a Current Report on Form 8-K with the SEC announcing the Closing pursuant to this Agreement.

10.2 Confidentiality.

(a) With respect to Confidential Information concerning the Company and the Shareholders that is made available to Purchaser pursuant to the terms of this Agreement, Purchaser agrees that it shall hold such Confidential Information in strict confidence, shall not use such information except for the sole purpose of evaluating, and performing the Purchaser’s obligations and exercising the Purchaser’s rights under, this Agreement and shall not disseminate or disclose any of such information other than to the directors, officers, employees, shareholders, affiliates, agents and representatives of the Purchaser who need to know such information for the sole purpose of evaluating, and performing the Purchaser’s obligations and exercising the Purchaser’s rights under, this Agreement (each of whom shall be informed by Purchaser of the confidential nature of the Confidential Information and directed by Purchaser to treat such information confidentially). If this Agreement is terminated, Purchaser shall immediately return all such Confidential Information of the Company, all copies thereof and all information prepared by Purchaser based upon the same. The above limitations on use, dissemination and disclosure shall not apply to Confidential Information that (i) is learned by Purchaser from a third party under no obligation of confidentiality; (ii) becomes known publicly other than through any act or omission of Purchaser or any party who received the same through Purchaser; provided, however, that Purchaser has no knowledge that the disclosing party was subject to an obligation of confidentiality; (iii) is required by law or court order to be disclosed by Purchaser; (iv) is independently developed by Purchaser or any of its Affiliates without the use of any Confidential Information received from the Company or the Shareholders; or (v) is disclosed with the express prior written consent thereto of the Company or the Shareholders. Purchaser shall undertake all necessary steps to ensure that the secrecy and confidentiality of such Confidential Information will be maintained in accordance with the provisions of this subsection (a).

(b) With respect to Confidential Information concerning Purchaser and its Affiliates that is made available to the Shareholders pursuant to the provisions of this Agreement, the Shareholders and the Company agree that they shall hold such Confidential Information in strict confidence, shall not use such Confidential Information except for the sole purpose of evaluating, and performing the Shareholders’ or the Company’s obligations and exercising the Shareholders’ and the Company’s rights under, this Agreement, and shall not disseminate or disclose any of such Confidential Information other than to the Company’s directors, officers, employees, affiliates, agents and representatives who need to know such information for the sole purpose of evaluating, or performing the Company’s obligations or exercising the Company’s rights under, this Agreement and the related transactions (each of whom shall be informed by the Shareholders or the Company of the confidential nature of the Confidential Information and directed by such party to treat the Confidential Information confidentially). If this Agreement is terminated, the Shareholders agree to return immediately all Confidential Information, all copies thereof and all information prepared by either of the Shareholders or the Company based upon the same. The above limitations on use, dissemination and disclosure shall not apply to Confidential Information that (i) is learned by the Shareholders or the Company from a third party under no obligation of confidentiality; (ii) becomes known publicly other than through any act or omission of the Shareholders or the Company or any party who received the same through the Shareholders or the Company; provided, however, that the Shareholders and the Company have no knowledge that the disclosing party was subject to an obligation of confidentiality; (iii) is required by law or court order to be disclosed by the Shareholders or the Company; (iv) is independently developed by the Company or the Shareholders without the use of any Confidential Information received from the Purchaser or its Affiliates or (v) is disclosed with the express prior written consent thereto of Purchaser. The Shareholders and the Company agree to undertake all necessary steps to ensure that the secrecy and confidentiality of the Confidential Information will be maintained in accordance with the provisions of this subsection (b).

(c) Notwithstanding anything contained in this Section to the contrary, in the event a Party is required by court order or subpoena to disclose Confidential Information that is subject to the confidentiality obligations hereunder, prior to such disclosure, the disclosing Party shall: (i) promptly notify the non-disclosing Party and, if having received a court order or subpoena, deliver a copy of the same to the non-disclosing Party; (ii) cooperate with the non-disclosing Party at the expense of the non-disclosing Party in obtaining a protective or similar order with respect to such information; and (iii) provide only such of the Confidential Information of the non-disclosing Party as the disclosing Party is advised by its counsel is necessary to strictly comply with such court order or subpoena.

(d) On and after the Closing, the Shareholders shall hold in strict confidence all Confidential Information of the Company and the Company Business, shall not disclose, publish or make use of such knowledge or information without the consent of the Purchaser.

10.3 Non Competition.

Each Shareholder covenants and agrees with the Purchaser that, so long as no “Default” has occurred, during the period commencing on the Closing Date and terminating on the later of: (i) the fifth (5th) year anniversary of this Agreement; and (ii) three (3) years after the latest date such Shareholder was employed by the Company or the Purchaser or any Affiliate of the Company or the Purchaser (the “Non-compete Term”), he or she, as the case may be, will not, without the prior written consent of the Purchaser, which may be withheld or given in its sole discretion, directly or indirectly, or individually or collectively within the United States of America, engage in any activity or act in any manner, including but not limited to, as an individual, owner, sole proprietor, founder, associate, promoter, partner, joint venturer, shareholder (other than as the record or beneficial owner of less than five percent (5%) of the outstanding shares of a publicly traded corporation), officer, director, trustee, manager, employer, employee, licensor, licensee, principal, agent, salesman, broker, representative, consultant, advisor, investor or otherwise for the purpose of establishing, operating, assisting or managing any business or entity that is engaged in activities that are competitive with the “business of the Company” and located within two hundred and fifty (250) miles of any operating location of the Company, the Purchaser or any Affiliate of the Company or the Purchaser. For the purposes hereof, the “business of the Company” shall be determined to be the business the Company, the Purchaser or any Affiliates of the Company or the Purchaser, is engaged in on the earlier of (i) the end of the Non-compete Term; or (ii) the date that the Shareholder is no longer employed by the Company or the Purchaser or any Affiliate of the Company or the Purchaser. For the purposes hereof, a “Default” shall be deemed to have occurred in the event of Purchaser’s failure to pay when due, any payment obligation of Purchaser under Sections 1.2, 1.3 and 1.4 of this Agreement following the expiration of any applicable notice and cure period and a final, non-appealable determination of same under Section 10.10 hereunder following the application of the applicable dispute resolution provisions herein and therein; and in all events, on not less than fifteen (15) Business Days written notice to the Purchaser after the occurrence of such Default. Thereafter, if an uncured Default remains in effect, the obligations of the Shareholders under this Section shall be of no further force or effect.

10.4 Non Solicitation.

Each Shareholder covenants and agrees with the Purchaser that, so long as no “Default” has occurred, during the period commencing on the Closing Date and terminating on the later of: (i) the fifth (5th) year anniversary of this Agreement; and (iii) five (5) years after the latest date such Shareholder was employed by the Company or the Purchaser or any Affiliate of the Company or the Purchaser (the “Non-solicitation Term”), he and she will not, without the prior written consent of Purchaser, which may be withheld or given in its sole discretion, act in any manner, including but not limited to, as an individual, owner, sole proprietor, founder, associate, promoter, partner, joint venturer, shareholders (other than as the record or beneficial owners of less than five percent (5%) of the outstanding shares of a publicly traded corporation), officer, director, trustee, manager, employer, employee, licensor, licensee, principal, agent, salesman, broker, representative, consultant, advisor, investor or otherwise, directly or indirectly, to: (x) solicit, counsel or attempt to induce any person who is then in the employ of the Company or the Purchaser or any Affiliate of the Company or the Purchaser, or who is then providing services as a consultant or agent of the Company or the Purchaser or any Affiliate of the Company or the Purchaser, to leave the employ of or cease providing services, as applicable, to the Company or the Purchaser or any Affiliate of the Company or the Purchaser, or employ or attempt to employ any such person or persons who at any time during the preceding three (3) years was in the employ of, or provided services to, the Company or the Purchaser or any Affiliate of the Company or the Purchaser; or (y) solicit, bid for or perform for any of the then current customers of the Company or the Purchaser or any Affiliate of the Company or the Purchaser (defined as a customer who has done business with the Company or the Purchaser or any Affiliate of the Company or the Purchaser within a year) any services of the type the Company or the Purchaser or any Affiliate of the Company or the Purchaser performed for such customer at any time during the preceding three (3) year period. For the purposes hereof, a “Default” shall be deemed to have occurred in the event of Purchaser’s failure to pay when due, any payment obligation of Purchaser under Sections 1.2, 1.3 and 1.4 of this Agreement following the expiration of any applicable notice and cure period and a final, non-appealable determination of same under

Section 10.10 hereunder following the application of the applicable dispute resolution provisions herein and therein; and in all events, on not less than fifteen (15)Business Days written notice to the Purchaser after the occurrence of such Default. Thereafter, if an uncured Default remains in effect, the obligations of the Shareholders under this Section shall be of no further force or effect.

10.5 Injunctive Relief.

The Parties agree that the remedy of damages at law for the breach by any of them of any of the covenants, obligations or other provisions contained in Sections 10.1 through 10.9 of this Agreement, inclusively, is an inadequate remedy. In recognition of the irreparable harm that a violation of such covenants would cause the Party or Parties whom such covenants, obligations or other provisions benefit, the Parties agree that in addition to any other remedies or relief that may be available to them, such injured Party shall be entitled to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction against and restraining an actual or threatened breach, violation or violations. The Parties agree that both damages and specific performance shall be proper modes of relief and are not to be considered alternative remedies.

10.6 Further Acts and Assurances.

The Parties agree that, at any time and from time to time, on and after the Closing Date, upon the reasonable request of any other Party, they will do or cause to be done all such further acts and things and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered any and all papers, documents, instruments, agreements, assignments, transfers, assurances and conveyances as may be necessary or desirable to carry out and give effect to the provisions and intent of this Agreement and the Ancillary Agreements. In addition, from and after the Closing Date, the Purchaser will afford to the Shareholders and their attorneys, accountants and other representatives, access, during normal business hours, to such personnel, books and records relating to Purchaser as may reasonably be required in connection with the preparation of financial information or the filing of Tax Returns and will cooperate in all reasonable respects in connection with claims and proceedings asserted by or against third parties, relating to or arising from the transactions contemplated hereby.

10.7 Public Announcements.

(a) Neither the Shareholders nor the Purchaser, shall disclose to the public or to any third party the existence of this Agreement or the transactions contemplated hereby or any other material nonpublic information (as construed pursuant to Regulation FD under the Securities Act) concerning or relating to any Party hereto, other than with the express prior written consent of the Party regarding whom such disclosure would be made; provided, however, that disclosure may be made (a) to the minimum extent as may be required by law or court order, or (b) to enforce the rights of such disclosing Party under this Agreement; provided further, however, that notwithstanding anything to the contrary contained in this Agreement, any Party hereto may disclose this Agreement to any of its directors, officers, employees, shareholders, affiliates, agents and representative who need to know such information for the sole purpose of evaluating, or performing its obligations or exercising its rights under this Agreement.

(b) Notwithstanding anything contained in this Section to the contrary, in the event a Party is required by court order or subpoena to disclose material nonpublic information of another Party, prior to such disclosure, the disclosing Party shall: (i) promptly notify the non-disclosing Party and, if having received a court order or subpoena, deliver a copy of the same to the non-disclosing Party; (ii) cooperate with the non-disclosing Party at the expense of the non-disclosing Party in obtaining a protective or similar order with respect to such information; and (iii) provide only such of the Confidential Information of the non-disclosing Party as the disclosing Party is advised by its counsel is necessary to strictly comply with such court order or subpoena.

(c) Radiant shall have the right to make such public disclosures of this Agreement and the transactions contemplated hereby as it determines in good faith are required under applicable federal securities laws, in which event the contents of any such disclosure shall be submitted to the Shareholders for review and approval no later than two (2) Business Days prior to the proposed disclosure.

(d) The Parties anticipate issuing a mutually acceptable joint press release announcing the consummation of the transactions provided for herein.

10.8 Termination of Shareholder Arrangements.

The Company and each of the Shareholders hereby terminates any and all agreements, arrangements or understandings between or among themselves that relate in any way to the voting, ownership or disposition of the Shares, or to the distribution of Company profits or funds, including, but not limited to, any and all Shareholders Agreements involving any one or more of the Shareholders.

10.9 Tax Matters

(a) The Shareholders will timely and properly file or cause to be filed all final or other Tax Returns of the Company which are due or which will become due for periods ending through the Closing Date, all such Tax Returns to be true and correct and complete in all material respects, and the Shareholders will pay or cause to be paid in full when due all taxes, if any, shown to be due on such returns; in that regard, the Company shall provide Shareholders with such reasonable access to the books and records of the Company as is necessary to complete and file such Tax Returns. Shareholders shall present for Purchaser’s review and Purchaser shall be entitled to review all final federal and state C-corporation returns thirty (30) days prior to the filing of any such return. In addition, the Shareholders agree that any and all costs of preparing such return shall be borne exclusively by the Shareholders.

(b) With respect to any other Tax Returns for any taxable period that includes but does not end on the Closing Date (the “Straddle Tax Returns”), Purchaser shall prepare a schedule (the “Apportionment Schedule”) apportioning the taxable income or loss and all other items of the Company allocable to (i) the period up to and including the Closing Date and (ii) the period after the Closing Date, by an interim closing of the books as of the end of the day on the Closing Date, and Shareholders shall be responsible for all Taxes arising prior to the Closing Date.

(c) All transfer, documentary, stamp, registration, sales and use, registration, stamp and similar Taxes and fees (including all penalties and interest) imposed in connection with the sale of the Shares or any other transaction that occurs pursuant to this Agreement shall be borne solely by the Shareholders.

(d) After the Closing Date, each of the Shareholders, on the one hand, and Purchaser and the Company on the other, shall (i) provide, or cause to be provided, to each other’s respective subsidiaries, officers, employees, representatives and affiliates, such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, including any Straddle Tax Returns or associated Apportionment Schedule, or any audit of the Company in respect of which the Shareholders, on the one hand, or Purchaser or the Company on the other, as the case may be, are responsible pursuant to this Section 10.9, and (ii) retain, or cause to be retained, for so long as any such Taxable years or audits shall remain open for adjustments, any records or information which may be relevant to any such Tax Returns or audits. The assistance provided for in this Section 10.9 shall include without limitation each of the Shareholders, Purchaser and the Company (x) making their agents and employees and the agents and employees of their respective subsidiaries and affiliates available to each other on a mutually convenient basis to provide such assistance as might reasonably be expected to be of use in connection with any such Tax Returns or audits and (y) providing, or causing to be provided, such information as might reasonably be expected to be of use in connection with any such Tax Returns or audits, including without limitation records, returns, schedules, documents, work papers, opinions, letters or memoranda, or other relevant materials relating thereto.

(e) Each of the Shareholders, Purchaser, and the Company shall promptly inform, keep regularly apprised of the progress with respect to, and notify the other party in writing not later than (i) five (5) business days after receipt of any notice of any audit or (ii) ten (10) business days prior to the settlement or final determination of any audit for which it was responsible pursuant to this Section 10.9 which could affect the Tax liability of such other party for any taxable year.

10.10 Resolution of Disputes.

(a) Except with respect to disputes relating to any Earn-Out Certificate that are to be handled exclusively under Section 1.5, and except for matters for which injunctive relief is the prescribed remedy under Section 10.5, subject to the provisions of Section 10.10(b), any dispute, difference or controversy arising under this Agreement regarding the payment of money shall be settled first through a mediation process as follows. In the event of a dispute, difference or controversy a party shall provide the other parties with written notice of dispute, difference or controversy (the “Initial Notice”). For a period of ten (10) business days following the Initial Notice the parties shall meet and confer in an effort to try to resolve the dispute. If the dispute, difference or controversy is not resolved after the initial ten- business day period, the parties shall then engage a third party neutral mediator and shall meet with the mediator within thirty (30) days following the expiration of the initial 10-business day period. The costs of the mediator shall be borne equally by the parties. If the mediation does not resolve the dispute, difference or controversy within ninety (90) days after submission of the dispute to the neutral mediator, then the parties shall proceed to binding arbitration. Any arbitration pursuant to this Section 10.10 shall be binding and held before a single arbitrator (the “Arbitrator”) selected from and administered by American Arbitration Association in accordance with its then existing arbitration rules or procedures regarding commercial or business disputes. Except as otherwise set forth herein, each party shall bear its own expenses for counsel and other out-of-pocket costs in connection with any resolution of a dispute, difference or controversy. Any arbitration shall take place in Wilmington, Delaware or at such other location as the parties may agree upon. The parties agree that, in any arbitration the parties shall, to the maximum extent possible, have such rights as to the scope and manner of discovery as are permitted in the Federal Rules of Civil Procedure and consent to the entry of any order of any court of competent jurisdiction necessary to enforce such discovery. In submitting the dispute to the Arbitrator, each of the parties shall concurrently furnish, at its own expense, to the Arbitrator and the other parties such documents and information as the Arbitrator may request. Each party may also furnish to the Arbitrator such other information and documents as it deems relevant, with the appropriate copies and notification being concurrently given to the other party. Neither party shall have or conduct any communication, either written or oral, with the Arbitrator without the other party either being present or receiving a concurrent copy of such written communication. The Arbitrator may conduct a conference concerning the objections and disagreements between the parties, at which conference each party shall have the right to (i) present its documents, materials and other evidence (as previously provided to the Arbitrator and the other parties), and (ii) to have present its or their advisors, accountants and/or counsel. The Arbitrator shall make his award in accordance with and based upon all the provisions of this Agreement, and judgment upon any award rendered by the Arbitrator shall be binding and entered in any court having jurisdiction thereof.

(b) The Arbitrator shall, within fifteen (15) calendar days after the conclusion of the Arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The Arbitrator shall be authorized to award compensatory damages, but shall NOT be authorized (i) to award non-economic damages, such as for emotional distress or pain and suffering, (ii) to award punitive damages, or (iii) to reform, modify or materially change this Agreement or any Ancillary Agreement; provided, however, that the damage limitations described in parts (i) and (ii) of this sentence will not apply if such damages are statutorily imposed. The Arbitrator is specifically authorized to award costs and attorney’s fees to the party substantially prevailing in the arbitration and shall do so in any case in which he believes the arbitration was not commenced in good faith.

(c) The parties acknowledge that in the case of disputes regarding matters other than the payment of money, damages may be insufficient to remedy a breach of this Agreement and that irreparable harm may result from a breach of this Agreement. Accordingly, the parties consent to the award of preliminary and permanent injunctive relief and specific performance to remedy any material breach of this Agreement, regarding disputes other than the payment of money, without limiting any other rights or remedies to which the parties may be entitled under law or equity. Either party may pursue injunctive relief or specific performance in any court of competent jurisdiction, located in Wilmington, Delaware.

(d) Each Party shall bear its own attorney’s fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the Arbitrator; provided, however, the Arbitrator shall be authorized to determine whether a Party is the prevailing Party, and if so, to award to that prevailing Party reimbursement for its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), and/or the fees and costs of the Arbitrator. Each Party shall fully perform and satisfy the arbitration award within fifteen (15) days of the service of the award.

(e) By agreeing to this binding arbitration provision, the Parties understand that they are waiving certain rights and protections that may otherwise be available if a Dispute between the Parties were determined by litigation in court, including, without limitation, the right to seek or obtain certain types of damages precluded by this Section 10.10, the right to a jury trial, certain rights of appeal, and a right to invoke formal rules of procedure and evidence.

10.11 Conduct During Earn-Out Periods.

From the Closing Date through the end of the Final 2017 Earn-Out Period:

(a) The Company will be able to continue to provide “truck brokerage services” to its direct customer relationships, but will not be guaranteed the opportunity to offer truck brokerage services to Radiant’s company-owned and independent stations; and

(b) The Purchaser shall, subject to Section 1.2(b)(2) herein, continue to conduct the Company Business as a separate profit center in such a manner as to be able to track all financial matters and related items necessary for calculating Tier-1 Earn-Out Payments and the Tier-2 Earn-Out Payment due hereunder. As used in the foregoing, the term “truck brokerage services” means the one-way contract for hire services provided by the Company as of the Closing.

(c) The Purchaser and Radiant covenant to Sellers, that from the Closing Date until the end of the 2017 Earn-Out Period, the Purchaser and Radiant will take actions with respect to the OTE Business, and otherwise be bound, as set out in Schedule 10.11(c).

10.12 Termination of the Company’s 401(k) Plan.

The Shareholders shall, at the Company’s cost, terminate the Company’s 401(k) plan, disperse all plan assets and take any and all other action reasonably necessary in connection with such termination in compliance with all applicable rules and regulations of the Code as soon as commercially reasonable. The Shareholders shall deliver evidence of such termination to Purchaser.

ARTICLE XI

MISCELLANEOUS

11.1 Definitions.

For purposes of this Agreement, the following terms have the meanings specified:

“Adjusted EBITDA” means, for each of the 2014 through the Initial 2017 Earn-Out Periods, the separate earnings before interest, taxes, depreciation, and amortization, generated by the Company Business, operated and accounted for by Purchaser as a separate profit center, as measured and derived, with respect to each of the 2014 through 2017 Initial Earn-Out Periods, from the audited annual financial statements of Radiant for each respective year-ending June 30th; and with respect to the Final 2017 Earn-Out Period, as measured and derived from the unaudited interim financial statements of Radiant covering such period, provided, however, that: (a) for the purposes of determining the Adjusted EBITDA, bad debt expense shall be calculated as one hundred percent (100%) of any accounts receivable aged beyond ninety (90) days of invoice date and any amounts deducted as bad debt expenses that are later paid shall result in an increase to Adjusted EBITDA in the Earn-Out Period in which such amounts are collected, (b) any compensation paid to Eric Kunz beyond $180,000 in base salary shall not be included as expense, without the express written consent of Bart Wilson, and (c) any expense related to stock options shall not be included as an expense for purposes of this calculation. In calculating Adjusted EBITDA any post-closing management fees shall be limited to that portion of the Purchaser’s shared administrative services provided by the Purchaser for the benefit of the Company that are either: (1) agreed to by the Shareholders; or (2)(a) are for services that generally replace services previously obtained directly by the Company internally or from third parties, and (b) are provided at no greater than market rates available from unaffiliated third party vendors. In addition, a management fee of 2% of the gross billings will be charged in the case of any Company Business billed through Radiant’ s minority business affiliate, if any. Further, any Company Business conducted as Radiant Global Logistics, Inc. d/b/a On Time Express shall be subject to management service fees which will be calculated at 50% of Radiant’ s standard, customary and prevailing rates at the time, (e.g. standard rates are 8% for gross billings for domestic services, 30% of gross margin for international services).

“Affiliate” of a Person means any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Entity” or “Affiliated Entities” has the meaning set forth in Section 3.5(a)(2) of this Agreement.

“Agreement” has the meaning set forth in the introductory paragraphs of this Agreement.

“Ancillary Agreements” means the documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement or any Ancillary Agreement including, without limitation, the Shareholder Employment Agreements and the Shareholders’ Schedules.

“Annual Financial Statements” has the meaning set forth in Section 3.8(a) of this Agreement.

“Applicable Law” or “Applicable Laws” means any and all laws, ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, certificates, franchises, permits, requirements and Injunctions adopted, enacted, implemented, promulgated, issued or entered by or under the authority of any Governmental Authority having jurisdiction over a specified Person or any of such Person’s properties or assets.

“Arbitrator” has the meaning set forth in Section 10.10 of this Agreement.

“Audited Financial Statements” shall mean such Financial Statements of the Company for its two most recently completed fiscal years ended December 31, 2011 and December 31, 2012, as prepared by Eide Bailly and attached to this Agreement as Schedule 3.8.

“Bank Indebtedness” means all outstanding bank and other loans, notes, lines of credit, debt instruments, and other indebtedness, excluding trade payables, capital leases and other current Liabilities.

“Base Targeted Amount” has the meaning set forth in Section 1.2(b)(2)(iii) of this Agreement.

“Blue Sky Laws” means the laws of any state, the District of Columbia, or any territory or other jurisdiction in the United States governing the offer and/or sale of securities in such jurisdiction.

“Business Day” means a calendar day other than Saturday, Sunday or any day on which banks located in New York City, New York are required or authorized to close.

“Claim Notice” has the meaning set forth in Section 9.4(a) of this Agreement.

“Claims” has the meaning set forth in Section 9.1(a) of this Agreement.

“Closing” has the meaning set forth in Section 1.1 of this Agreement.

“Closing Balance Sheet” has the meaning set forth in Section 1.4(b) of this Agreement.

“Closing Date” has the meaning set forth in Section 2.1 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute, and the rules and regulations promulgated thereunder.

“Company Business” means the time critical, time sensitive, and cost sensitive domestic and international surface, air and ocean freight forwarding, truck brokerage and other transportation and logistics services provided by the Company from its Phoenix, Arizona, Dallas, Texas and Atlanta, Georgia locations prior to Closing.

“Competing Business” has the meaning set forth in Section 3.18 of this Agreement.

“Confidential Information” means and includes, with respect to a Party, any and all: (a) trade secrets concerning the business and affairs of such Party, data, know-how, compositions, processes, designs, sketches, photographs, graphs, drawings, inventions and ideas, past, current, and planned research and development, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), and any other information, however documented, that is a trade secret within the meaning of Applicable Law; and (b) information concerning the business and affairs of such Party, which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel and personnel training techniques and materials, however documented, that has been or may hereafter be provided or shown to a receiving Party by such Party or by the directors, officers, employees, agents, consultants, advisors, or other representatives including legal counsel, accountants and financial advisors of such Party or is otherwise obtained from review of such Party’s documents or property or discussions with such Party or its representatives, irrespective of the form of the communication, and also includes all notes, analyses, compilations, studies, summaries, and other material prepared by the receiving Party based, in whole or in part, on any information included in the foregoing.

“Corporate Transaction” means the occurrence, in a single transaction or in a series of related transactions completed or closed on or before November 1, 2018, of any one or more of the following events: (a) a sale or other disposition of all or substantially all of the assets of Radiant to an unrelated third party; (b) a sale or other disposition of at least eighty percent (80%) of the outstanding voting securities of Radiant to an unrelated third party (excluding any changes in control associated with a private placement or public offering by Radiant by means of a primary offering or secondary offering); (c) a merger, consolidation or similar transaction involving Radiant following which Radiant is not the surviving corporation (other than a merger effected exclusively for the purpose of changing the domicile of such entity and other than a merger in which the shareholders of Radiant immediately prior to such merger hold twenty percent (20%) or more of the outstanding capital stock of such surviving corporation immediately after the consummation of such merger); or (d) a “reverse merger” or similar transaction in which Radiant is the surviving entity but in which the shareholders of such entity immediately prior to such merger or similar transaction hold less than twenty percent (20%) of the outstanding capital stock of such entity immediately after the consummation of such merger or similar transaction.

“Deficit Working Capital Account” has the meaning set forth in Section 1.4(c) of this Agreement.

“Earn-Out Certificate” has the meaning set forth in Section 1.5(a) of this Agreement.

“Earn-Out Payment Dates” has the meaning set forth in Section 1.2(b)(2)(iv) of this Agreement.

“Earn-Out Period” or “Earn-Out Periods” has the meaning set forth in Section 1.2(b)(2)(i) of this Agreement.

“Encumbrance” means and includes:

(a) with respect to any personal property, any intangible property or any property other than real property, any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement or lease or use agreement in the nature thereof, interest or other right or claim of third parties, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future; and

(b) with respect to any real property (whether and including owned real estate or leased real estate), any mortgage, lien, easement, interest, right of way, condemnation or eminent domain proceeding, encroachment, any building, use or other form of restriction, encumbrance or other claim (including adverse or prescriptive) or right of third parties (including Governmental Authorities), any lease or sublease, boundary dispute, and agreements with respect to any real property including: purchase, sale, right of first refusal, option, construction, building or property service, maintenance, property management, conditional or contingent sale, use or occupancy, franchise or concession, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future.

“Environmental Laws” means any and all Applicable Laws (a) regulating the use, treatment, generation, transportation, storage, control or disposal of any Hazardous Material, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), and the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and/or (b) relating to the protection, preservation or conservation of the environment and public or worker health and safety, all as existing, defined or interpreted as of the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excess Working Capital Account” has the meaning set forth in Section 1.4(e’) of this Agreement.

“Family Member” with respect to any natural Person means the following relatives of such Person and the entities designated: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing such Person’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons control the management of assets, and any other entity in which these persons own more than fifty percent (50%) of the voting interests.

“Financial Statements” has the meaning set forth in Section 3.8(a) of this Agreement.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards

Board (or agencies with similar functions of comparable stature and authority within the accounting profession), or in such other statements by such entity as may be in general use by significant segments of the U.S. accounting profession, which are applicable to the facts and circumstances on the date of determination.

“Governmental Authority” means any: (a) U.S. federal or state government; or (b) U.S. federal or state governmental authority (including any governmental agency, branch, board, commission, department, instrumentality, office or other entity, and any court or other tribunal).

“Hazardous Materials” means any and all (a) dangerous, toxic or hazardous pollutants, contaminants, chemicals, wastes, materials or substances listed or identified in, or directly or indirectly regulated by, any Applicable Laws, including Environmental Laws, and (b) any of the following, whether or not included in the foregoing: polychlorinated biphenyls, asbestos in any form or condition, urea formaldehyde, petroleum, including crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas, synthetic gas usable for fuel or mixtures thereof, nuclear fuels or materials, chemical wastes, radioactive materials, explosives and known carcinogens.

“Indemnitee” has the meaning set forth in Section 9.4(a) of this Agreement.

“Indemnitor” has the meaning set forth in Section 9.4(a) of this Agreement.

“Independent Accountants” has the meaning set forth in Section 1.5(d) of this Agreement.

“Initial Closing Cash Payment” has the meaning set forth in Section 1.2(b)(1)(i) of this Agreement.

“Injunction” means any and all writs, rulings, awards, injunctions (whether temporary, preliminary or permanent), judgments, decrees or orders (whether executive, judicial or otherwise) adopted, enacted, implemented, promulgated, issued or entered by or under the authority of any Governmental Authority.

“Instrument” or “Instruments” has the meaning set forth in Section 3.7(b) of this Agreement.

“Intellectual Property” means any and all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names, assumed names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (c) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (d) mask works and all applications, registrations and renewals in connection therewith; (e) trade secrets and confidential business information (including ideas, research and development, know how, technology, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (f) computer software (including data and related software program documentation in computer readable and hard copy forms); (g) other intellectual property and proprietary rights of any kind, nature or description, including web sites, web site domain names and other e-commerce assets and resources of any kind or nature; and (h) copies of tangible embodiments thereof (in whatever form or medium).

“Key Employee” means those employees listed on Schedule 3.20 whose employment or service to the Company is material to the Company Business including but not limited to, all officers or directors, all Persons who are in charge of a material function or division within the Company, i.e., sales, marketing, transportation services, franchisee operations, etc., and all Persons who are responsible for any material customer accounts or relationships.

“Knowledge” or “to the knowledge” of the Company or the Shareholders means to the extent of matters (i) which are actually known by either or both of such Shareholders, or (ii) which, based on facts of which such either or both of such Shareholders are aware, would or should be known to a reasonable person after due inquiry; provided, however, that the knowledge of the Company and the Shareholders of a particular fact, matter, event or circumstance, shall be deemed to encompass the knowledge of each of the Shareholders or the knowledge of any senior financial and sales executives of the Company. Thus, each of the Company and the Shareholders shall be deemed to have Knowledge if any of the senior financial or sales executive of the Company or either of the Shareholders had such Knowledge.

“Liability” or “Liabilities” means any and all debts, liabilities and/or obligations of any type, nature or description (whether known or unknown, asserted or unasserted, secured or unsecured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due).

“Material Adverse Effect” or “Material Adverse Change” means, in connection with any Person, any one or more events, changes or effects that are materially adverse, individually or in the aggregate, to the condition (financial or otherwise), properties, assets, Liabilities, revenues, income, business, operations, results of operations or prospects of such Person, taken as a whole; including, but not limited, in the case of the Company, to any one or more events, matters, changes or effects to the condition (financial or otherwise), properties, assets, Liabilities, revenues, income, business, operations, results of operations or prospects of the Company, which would, in the reasonable determination of Purchaser, have or be expected to have, individually or in the aggregate, an overall economic or financial effect of $100,000 or greater.

“Material Contracts” has the meaning set forth in Section 3.17(a) of this Agreement.

“Material Sales Personnel” means all salespeople of the Company, other than the Shareholders, who are responsible for securing, managing and arranging more than two (2%) percent of the sales of the Company within the two years prior to, and as of the Closing Date.

“Minimum Working Capital Account” has the meaning set forth in Section 1.4(c) of this Agreement.

“Non-compete Term” has the meaning set forth in Section 10.3 of this Agreement.

“Non-solicitation Term” has the meaning set forth in Section 10.4 of this Agreement

“Objection Notice” has the meaning set forth in Section 1.5(b) of this Agreement.

“Ordinary Course of Business” means an action taken by a Person if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

“Overage” has the meaning set forth in Section 1.2(b)(2)(vi) of this Agreement.

“Permit” means any and all permits, licenses, filings, authorizations, approvals, or indicia of authority (and any pending applications for approval or renewal of a Permit), to own, construct, operate, sell, inventory, disburse or maintain any asset or conduct any business as issued by any Governmental Authority.

“Permitted Transactions” has the meaning set forth in Section 3.10 of this Agreement.

“Person” means any individual, corporation (including any non-profit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity or Governmental Authority.

“Prior Periods” has the meaning set forth in Section 1.3(c) of this Agreement.

“Proceeding” means any suit, litigation, arbitration, hearing, audit, investigation or other action (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchase Price” has the meaning set forth in Section 1.2(a) of this Agreement.

“Purchaser’s Indemnification Limitation Amount” is an amount equal to five (5%) percent of the Total Purchase Price.

“Radiant Shares” has the meaning set forth in Section 1.2(b)(1)(ii).

“Purchaser’s Schedules” has the meaning set forth in the introductory paragraph to Article IV.

“Radiant” means Radiant Logistics, Inc., the publicly-held parent of the Purchaser.

“Regulated Substance” means any substance the manufacturing, processing, sale, generation, treatment, transportation, storage, disposal, labeling or other management or use of which is regulated by applicable Environmental Law.

“Related Person” or “Related Persons” means, with respect to a natural Person:

(a)	each Family Member; and

(b)	any Affiliate of a Family Member.

With respect to any other Person:

(a)	any Affiliate of such Person; and

(b)	each Person that serves as a director, governor, officer, manager, general partner, executor or trustee of such Person (or in a similar capacity).

“Response Period” has the meaning set forth in Section 1.5(b) of this Agreement.

“Rights” means any and all outstanding subscriptions, warrants, options, voting agreements, voting trusts, proxies, or other arrangements or commitments obligating or which may obligate a Person to dispose of or vote any securities, including, without limitation, the Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders” means Bart and Kelly Wilson.

“Shareholders’ Agent” has the meaning set forth in the introductory paragraphs to this Agreement.

“Shareholders’ Indemnification Limitation Amount” is an amount equal to twenty percent (20%) of the Total Purchase Price actually paid in cash to the Shareholders.

“Shareholders’ Schedules” has the meaning set forth in the introductory paragraph to Article III.

“Shares” means 100% of the issued and outstanding capital stock of the Company.

“Shortfall Amount” has the meaning set forth in Section 1.2(b)(2)(iii) of this Agreement.

“Subsequent Closing Cash Payment” has the meaning set forth in Section 1.2(b)(1)(iii) of this Agreement.

“Subsidiary” or “Subsidiaries” has the meaning set forth in Section 3.5(a)(i) of this Agreement.

“Tangible Personal Property” has the meaning set forth in Section 3.15 of this Agreement.

“Tax” or “Taxes” means (i) any and all net income, gross income, gross revenue, gross receipts, net receipts, ad valorem, franchise, profits, transfer, sales, use, social security, Medicare, employment, unemployment, disability, license, withholding, payroll, privilege, excise, value added, severance, stamp, occupation, property, customs, duties, real estate and/or other taxes, assessments, levies, fees or charges of any kind whatsoever imposed by any Governmental Authority, together with any interest or penalty relating thereto, and (ii) any payments under tax sharing arrangements with the Company

“Tax Return” or “Tax Returns” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including, without limitation, any schedule or attachment thereto, any amendment thereof, and any estimated report or statement.

“Termination Date” means sixty (60) days after the date of this Agreement.

“Threatened” means that a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing, or any notice has been given in writing that would lead a reasonably prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter will, with substantial certainty, be asserted, commenced, taken or otherwise pursued in the future; provided, however, that the foregoing shall not include customer billing disputes in the Ordinary Course of Business.

“Tier-1 Earn-Out Payment” has the meaning set forth in Section 1.2(b)(2)(i) of this Agreement.

“Tier-2 Earn-Out Payment” has the meaning set forth in Section 1.2(a)(3)(i) of this Agreement.

“Tier-1 Measurement Period” has the meaning set forth in Section 1.2(b)(2)(vii) of this Agreement.

“Tier-2 Measurement Period” has the meaning set forth in Section 1.2(b)(3)(i) of this Agreement.

“Total Purchase Price” means the amount of the aggregate Base Purchase Price (irrespective of whether the full amount of the Tier-1 Earn-Out Payments has or will be made).

“Trading Day” means any day on which the Radiant Shares are traded or eligible for trading on Radiant’s principal trading market, over-the-counter market, quotation system, principal securities exchange or securities market on which the Radiant Shares are then eligible for trading; provided that “Trading Day” shall not include any day on which the Radiant Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Radiant Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

“Waste” means any substance defined as such by any applicable Environmental Law.

“Weighted Average Price” means, for the relevant period of measurement, the cumulative sum of the daily dollar volume-weighted closing price for Radiant’s common stock, for each Trading Day during which Radiant’s common stock trades on the principal exchange, quotation system or reporting system upon which Radiant’ s common stock trades; divided by the cumulative number of shares of Radiant’s common stock that are traded during such period of measurement. For the purposes hereof, the “daily dollar volume weighted closing price” shall be determined, for those Trading Days in which trades occur during the period of measurement, as the product of: (i) the number of shares of Radiant’s common stock that trade during that particular day; and (ii) the closing price of Radiant’s common stock for that date.

“Working Capital” means the excess of the Company’s current assets, excluding cash and cash equivalents, over the Company’s current liabilities, as determined in accordance with GAAP, applied on a basis consistent with the past accounting practices of the Company, without giving effect to the consummation of the transactions contemplated by this Agreement, and adjusted to exclude the Company’s accounts receivable aged beyond 90 days of invoice date. As used in the foregoing, the term “without giving effect to the consummation of the transactions contemplated by this Agreement” means that the calculation of Working Capital shall treat the Company as a separate business unit with separate accounting treatment and without combination with the Purchaser’s or Radiant’s other businesses.

11.2 Cumulative Remedies; Waiver.

The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right. Except as expressly set forth below in Section 11.11, no claim or right arising under this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party or Parties. No waiver that may be given by a Party shall be applicable except in the specific instance for which it is given. No notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

11.3 Notices

All notices requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given, delivered and received upon delivery if delivered personally, or on the second business day after it shall have been deposited by certified or registered mail with postage prepaid, or sent by telex, telegram or telecopier, to the Parties at the addresses below, or at such other address or facsimile number for a Party as shall be specified by like notice to all Parties:

If to the Shareholders:	Bart and Kelly Wilson 1124 North Peppertree Drive Gilbert, Arizona 85234 Bartwilson53@gmail.com

with a copy to:	Milligan Lawless, P.C. 4647 North 32nd Street Phoenix, Arizona 85018 Attention: Steven T. Lawrence, Esq. steve@milliganlawless.com

with a copy to:	Jordan Geotas Jordan@geotas.net

If to Radiant or Purchaser:	Bohn H. Crain, President Radiant Logistics, Inc. 405 114th Avenue, S.E. Bellevue, WA 98004

with a copy to:	Robert L. Hines, Jr., General Counsel Radiant Logistics, Inc. 405 114th Avenue, S.E. Bellevue, WA 98004

with a copy to:	Fox Rothschild LLP Stephen M. Cohen, Esq. 2000 Market Street, 20th Floor Philadelphia, PA 19103

All notices under this agreement shall include transmission via electronic mail, which shall not alone constitute notice hereunder.

11.4 Entire Agreement; Assignment.

This Agreement, including all Exhibits and Schedules hereto, together with the Ancillary Agreements, constitutes the entire agreement among the Parties with respect to its subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, both written and oral, among the Parties or any of them with respect to such subject matter, including, without limitation, the letter of intent among the parties dated June 14, 2013 (the “Letter of Intent”), and shall not be assigned by operation of law or otherwise. Any attempted assignment in contravention hereof shall be null and void.

11.5 Binding Effect; Benefit.

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns. Nothing in this Agreement is intended to confer on any Person other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.6 Headings.

The descriptive headings of the sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement.

11.7 Counterparts.

This Agreement may be executed in two or more counterparts and delivered via facsimile, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

11.8 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

11.9 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

11.10 Expenses.

The Purchaser and Shareholders shall each pay all of their own fees and expenses incurred by them in connection with the transactions provided for hereunder, (the Company’s expenses being deemed the Shareholders’ expenses).

11.11 Amendment and Modification.

This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered by Purchaser, the Company and Shareholders.

11.12 Shareholders’ Agent.

(a) The Shareholders, pursuant to this Agreement, hereby appoint Bart Wilson as the Shareholders’ Agent, who shall be the Shareholders’ representative and attorney-in-fact for each Shareholder. The Shareholders’ Agent shall have the authority to act for and on behalf of each of the Shareholders, including without limitation, to amend this Agreement, to give and receive notices and communications, waivers and consents under this Agreement, to act on behalf of the Shareholders with respect to any matters arising under this Agreement, to authorize delivery to the Purchaser of cash and other property, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and commence, prosecute, participate in, settle, dismiss or otherwise terminate, as applicable, lawsuits and claims, mediation and arbitration proceedings, and to comply with orders of courts and awards on behalf of courts, mediators and arbitrators with respect to such suits, claims or proceedings, and to take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing. In addition to and in furtherance of the foregoing, the Shareholders’ Agent shall have the right to (i) employ accountants, attorneys and other professionals on behalf of the Shareholders, and (ii) incur and pay all costs and expenses related to (A) the performance of its duties and obligations as the Shareholders’ Agent hereunder, and (B) the interests of the Shareholders under this Agreement. The Shareholders’ Agent shall for all purposes be deemed the sole authorized agent of the Shareholders until such time as the agency is terminated with notice to the Purchaser. Such agency may be changed by the Shareholders from time to time upon not less than thirty (30) days prior written notice to the Purchaser; provided, however, that the Shareholders’ Agent may not be removed unless all of the Shareholders agree to such removal and to the identity of the substituted Shareholders’ Agent. Any vacancy in the position of the Shareholders’ Agent may be filled by approval by those Shareholders who hold or held a majority of the Shares prior to the Closing. No bond shall be required of the Shareholders’ Agent, and the Shareholders’ Agent shall not receive compensation for its services. Notices or communications to or from the Shareholders’ Agent shall constitute notice to or from each of the Shareholders during the term of the Agreement.

(b) The Shareholders’ Agent shall not incur any liability with respect to any action taken or suffered by him or omitted hereunder as Shareholders’ Agent while acting in good faith and in the exercise of reasonable judgment. The Shareholders’ Agent may, in all questions arising hereunder, rely on the advice of counsel and other professionals and for anything done, omitted or suffered in good faith by the Shareholders’ Agent based on such advice and the Shareholders’ Agent shall not be liable to anyone. The Shareholders’ Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no covenants or obligations shall be implied under this Agreement against the Shareholders’ Agent; provided, however, that the foregoing shall not act as a limitation on the powers of the Shareholders’ Agent determined by him to be reasonably necessary to carry out the purposes of his obligations. The Shareholders shall severally and pro-rata, in accordance with their respective pro-rata share of the Purchase Price, indemnify the Shareholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders’ Agent and arising out of or in connection with the acceptance or administration of his duties under this Agreement. Specifically, each Shareholder hereby agrees to reimburse the Shareholders’ Agent for his pro rata share of any reasonable and documented costs or expenses (including attorneys’ fees) incurred by the Shareholders’ Agent in pursuing a dispute pursuant to Section 1.5 of this Agreement.

(c) A decision, act, consent or instruction of the Shareholders’ Agent shall constitute a decision, act, consent or instruction from all of the Shareholders and shall be final, binding and conclusive upon each of the Shareholders. The Purchaser may rely upon any such decision, act, consent or instruction of the Shareholders’ Agent as being the decision, act, consent or instruction of every such Shareholder. The Purchaser is hereby relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the Shareholders’ Agent. In furtherance of the foregoing, any reference to a power of the Shareholders under this Agreement, to be exercised or otherwise taken, shall be a power vested in the Shareholders’ Agent.

11.13 Release and Discharge.

BY VIRTUE OF THEIR EXECUTION AND DELIVERY OF THIS AGREEMENT, AS OF THE CLOSING AND THEREAFTER, THE SHAREHOLDERS, FOR AND ON BEHALF OF THEIR HEIRS, ASSIGNS, BENEFICIARIES, EXECUTORS AND ADMINISTRATORS DOES HEREBY FULLY AND IRREVOCABLY REMISE, RELEASE AND FOREVER DISCHARGE THE COMPANY, AND ITS SUBSIDIARIES, DIRECTORS, OFFICERS, SHAREHOLDERS, AFFILIATES, EMPLOYEES, AGENTS, ATTORNEYS, ACCOUNTANTS, SUCCESSORS AND ASSIGNS OF AND FROM ANY AND ALL MANNER OF CLAIMS, ACTIONS, CAUSES OF ACTION, GRIEVANCES, LIABILITIES, OBLIGATIONS, PROMISES, DAMAGES, AGREEMENTS, RIGHTS, DEBTS AND EXPENSES (INCLUDING CLAIMS FOR ATTORNEYS’ FEES AND COSTS), OF EVERY KIND, EITHER IN LAW OR IN EQUITY, WHETHER CONTINGENT, MATURE, KNOWN OR UNKNOWN, OR SUSPECTED OR UNSUSPECTED, INCLUDING, WITHOUT LIMITATION, ANY CLAIMS ARISING UNDER ANY FEDERAL, STATE, LOCAL OR MUNICIPAL LAW, COMMON LAW OR STATUTE, WHETHER ARISING IN CONTRACT OR IN TORT, AND ANY CLAIMS ARISING UNDER ANY OTHER LAWS OR REGULATIONS OF ANY NATURE WHATSOEVER, THAT SHAREHOLDERS EVER HAD, NOW HAS OR MAY HAVE, FOR OR BY REASON OF ANY CAUSE, MATTER OR THING WHATSOEVER, FROM THE BEGINNING OF THE WORLD TO THE DATE HEREOF; PROVIDED, HOWEVER, THE TERMS OF THIS RELEASE AND DISCHARGE SHALL NOT ACT IN ANY MANNER TO WAIVE OR RELEASE ANY FUTURE CLAIMS OR CAUSES OF ACTION OF THE SHAREHOLDERS AS AGAINST THE PURCHASER OR RADIANT ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENT RELATED TO OR ARISING OUT OF THIS AGREEMENT.

11.14 Time of Essence.

Time is of the essence in this Agreement.

11.15 Allocation of Shares Purchase Price.

(a) The allocation of the Purchase Price and all other payments made to the Shareholders, will be allocated among the Shareholders of the Company, pro rata, in accordance with such Shareholders’ ownership in the issued and outstanding stock of the Company as set forth on Schedule 11.15. All payments will be allocated among the Shareholders in the percentages set forth on Schedule 11.15, and Purchaser shall be held harmless and indemnified by the Shareholders to the extent allocations of the purchase price or other payments are made in accordance with the percentages set forth on Schedule 11.15.

(b) Notwithstanding the foregoing, upon prior written notice to the Purchaser contained either within Schedule 11.15 or as otherwise agreed to by Purchaser (an “Assignment Notice”), the Shareholders shall have the right to notify the Purchaser of an assignment to any one or more third parties (a “Third-Party Assignee”), of their right to receive any future payments of cash or Radiant Shares under this Agreement (a “Payment Assignment”); provided, however, in connection with any such assignment, the Shareholders acknowledge and agree that: (i) they have no right to assign this Agreement as this Agreement is NOT subject to assignment, and that any such Payment Assignment is solely an assignment by such Shareholder of cash or Radiant Shares to which such Shareholder was otherwise entitled; (ii) any such Payment Assignment will not vest in any such Third-Party Assignee any rights in and to this Agreement; (iii) any assignment of Radiant Shares can only occur provided any such Third-Party Assignee executes a Form of Investment Representation Letter in substantially the form attached as Exhibit “B”; (iv) the Purchaser shall, jointly and severally, be fully released, indemnified and held harmless by the Shareholders in connection with any claims, loss, cost, damage, cause of action, expense or liabilities of any kind (including attorney fees and costs) arising out of or in connection with any such Payment Assignment and any claims of any Third-Party Assignee; and (v) that prior to any such Payment Assignment, the Purchaser shall have received a written confirmation by any Third-Party Assignee in form and substance satisfactory to Purchaser, confirming subparagraphs (i), (ii) and (iii) above, and agreeing to release, indemnify and hold harmless the Purchaser in connection with any claims, loss, cost, damage, cause of action, expense or liabilities of any kind (including attorney fees and costs) arising out of or in connection with any such Payment Assignment and any claims of any such Third-Party Assignee to any such Assignment Notice.

11.16 Construction.

(a) For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c) References to “$” in this Agreement shall refer in all cases to United States Dollars.

(d) Capitalized terms used in the Schedules to this Agreement shall have the same meanings ascribed to such terms in this Agreement.

IN WITNESS WHEREOF, each of the Parties has executed or caused this Agreement to be executed as of the date first above written.

COMPANY:

ON TIME EXPRESS, INC.

By:	/s/ Bart Wilson
Bart Wilson, President/CEO

SHAREHOLDERS:

/s/ Bart Wilson
BART WILSON

/s/ Kelly Wilson
KELLY WILSON

PURCHASER:

RADIANT TRANSPORTATION SERVICES, INC.

By:	/s/ Bohn H. Crain
Bohn H. Crain, CEO

RADIANT:

RADIANT LOGISTICS, INC.

By:	/s/ Bohn H. Crain
Bohn H. Crain, CEO

SHAREHOLDERS’ AGENT:

/s/ Bart Wilson
Bart Wilson, Shareholders’ Agent